RURBAN FINANCIAL CORP.



A R/S

12/31/01



For
those
we
serve.

2001 ANNUAL REPORT

TABLE OF CONTENTS

To be a leader we must first be willing to serve. At Rurban Financial Corp. this philosophy has continued to guide us in our growth. Serving people, whether they be customers or our communities, is something we take great pride in. We're proud of the people we serve and honored to play that role in their lives. We believe our success as a company is directly related to the level of our service. In this year's annual report we honor some of the many people we serve. We hold them up as a reminder of who we are and why we do what we do.

Dollars in thousands except per share data

| | Year Ended December 31 | | | | |
|---|---|---|---|---|---|
| | 2001 | 2000 | 1999 | 1998 | 1997 |
| EARNINGS | | | | | |
| Total interest income | $ 56,519 | $ 56,023 | $ 44,953 | $ 39,293 | $ 36,582 |
| Total interest expense | 30,778 | 29,635 | 21,744 | 18,743 | 16,689 |
| Net interest income | 25,741 | 26,388 | 23,209 | 20,550 | 19,893 |
| Provision for loan losses | 8,733 | 2,100 | 1,215 | 1,080 | 948 |
| Total noninterest income | 14,162 | 11,273 | 11,064 | 10,511 | 8,294 |
| Total noninterest expense | 28,018 | 26,754 | 25,466 | 23,630 | 19,253 |
| Income tax expense | 899 | 2,721 | 2,361 | 2,073 | 2,470 |
| Net income | 2,253 | 6,086 | 5,231 | 4,278 | 5,516 |
| PER SHARE DATA (1) | | | | | |
| Basic earnings | $ .50 | $ 1.35 | $ 1.16 | $ .95 | $ 1.12 |
| Diluted earnings | .50 | 1.35 | 1.16 | .94 | 1.12 |
| Cash dividends declared | .47 | .42 | .37 | .36 | .33 |
| AVERAGE BALANCES | | | | | |
| Average shareholders' equity | $ 52,708 | $ 46,627 | $ 42,967 | $ 40,431 | $ 42,151 |
| Average total assets | 722,827 | 665,523 | 580,200 | 493,957 | 452,011 |
| RATIOS | | | | | |
| Return on average shareholders' equity | 4.27% | 13.05% | 12.17% | 10.58% | 13.09% |
| Return on average total assets | .31 | .91 | .90 | .87 | 1.22 |
| Cash dividend payout ratio (cash dividends divided by net income) | 92.61 | 31.02 | 32.36 | 38.83 | 29.89 |
| Average shareholders' equity to average total assets | 7.29 | 7.01 | 7.41 | 8.19 | 9.33 |
| PERIOD END TOTALS | | | | | |
| Total assets | $ 746,209 | $ 700,818 | $ 627,784 | $ 537,155 | $ 471,371 |
| Total loans and leases | 600,627 | 576,988 | 501,678 | 394,311 | 359,736 |
| Total deposits | 610,860 | 566,321 | 519,296 | 450,813 | 415,181 |
| Advances from FHLB | 54,275 | 52,164 | 40,035 | 28,890 | 7,530 |
| Junior subordinated debentures | 9,706 | 9,697 | - | - | - |
| Shareholders' equity | 50,829 | 50,140 | 43,900 | 41,903 | 39,094 |
| Shareholders' equity per share (1) | 11.14 | 10.98 | 9.62 | 9.18 | 8.56 |

(1) Per share data restated for two-for-one stock split declared in 1998, 5% stock dividend declared in 2000 and 5% stock dividend declared in 2001.



Steven D. VanDemark



Thomas C. Williams

The events of this past year have provided all of us with a unique opportunity to step back and to reassess our individual effectiveness in "Putting First Things First." We thought deeply about this principle and reached a very simple, yet fundamental conclusion. Before all other things, we are – and we will be – a servant first.

In so doing, your Rurban team has reaffirmed its commitment to leading through service: Serving our customers, serving one another, serving our shareholders and serving our communities.

In this commitment, we will be a leader, not a follower. We will lead not by being loud or boastful. We will lead by serving.

"Leadership is action, not position." — Donald H. McGannon

Webster's Third New International Dictionary provides the following definitions for service:

To serve: to be worthy of reliance or trust, to be of use or to answer the needs...to be of help in bringing about; contribute to; to provide services that benefit or help; the most distinctive characteristic of a profession – its obligation to a society (H.A.Wagner).

It is our intent to lead through our service each and every moment of each and every day. At Rurban we define service with four simple standards: 1) do the right thing 2) at the right time 3) in the right way 4) for the right customer. These simple standards give us our direction. Our intentions are clear: First we serve. This culture is easy to understand, and we believe it stands the test of time.

Our critics are our customers, our shareholders, our communities and each other. We are devoted to our service and to constantly improving our customer's experience. We are defining a new benchmark for what caring, committed people can be within a company. We are passionate about the continuous improvement of all the components of our service, and as Teddy Roosevelt said, "It's not the critic who counts, not the man who points out how the strong man stumbled... The credit belongs to the man who is actually in the arena... who at best knows the triumph of high achievement and who at worst, if he fails, at least fails while daring greatly." Your team dares to serve greatly. It is not our goal – it is our responsibility.

Leading through service is not new to Rurban. We enjoy a rich history of serving our customers, our communities, our shareholders and one another. We choose this path because we have the opportunity to make a real and meaningful difference in the lives of those who permit us to serve. It is our mission. It is our way of life.



Bill Broucek



Bill Broucek never met a customer, or a community, he didn't like.

Since opening its doors in 1996, the Bank of Ann Arbor has gone out of its way to be a good friend and neighbor. Not just a good bank. That means giving back to the community on which it depends. Through community and customer service. Through convenient services like online and telephone banking. And through personal accountability. Every week for five years, the Bank of Ann Arbor has run an ad featuring a customer endorsement. For Bill Broucek, this is the only endorsement that matters. At RDSI Data Services, we share his commitment to customer service and community involvement. We're serving Bill. So that he can continue to serve the community of Ann Arbor. Not only as bank President and CEO. But as a good friend and a good neighbor.

## WHEN WE SERVE OUR CUSTOMERS, WE SERVE OUR SHAREHOLDERS

"The flock is not there for the sake of the shepherd. The shepherd is there for the sake of the flock." — author unknown

We serve over 32,000 customers, working with each individually to meet their financial needs and doing our part to assure that they realize their dreams. We work with 53 financial institutions to assure that they have the most up-to-date technology to better serve their many thousands of customers.

We continue to implement innovative and exciting strategies focused on Customer Relationship Management and New Customer Acquisition. We place a high degree of emphasis on retaining and expanding our present customer relationships, as well as efficiently and effectively attracting new customers in each of our business lines. These efforts will assure a future of competitive, efficient and profitable growth for your company. Our passion for service is the key strategic advantage that will lead to increased shareholder value.

Our efforts in Customer Relationship Management have increased our understanding of the expectations, goals and needs of our customers. Your team can now serve our customers more effectively by proactively developing the right solutions to meet their individual needs. But the best is yet to come regarding the positive impact this program will have on our earnings growth.



Robert H. Serrick



Robert H. Serrick is still a college boy at heart — even though he's 86 years old.

In 1931, Bob's father began a company named L.F. Serrick Inc. When Bob filled his father's shoes eight years later, he proved to have quite a head for business. And he would use it successfully over the next five decades in managing what became The Defiance Stamping Company. At Rurban, we applaud Bob's success in business. But, more importantly, we applaud his desire to share that success with others. We're serving Bob. So that he can contribute to the success of another institution that has meant something to his family for generations — The Defiance College. With endowments for the Serrick Campus Center and the Robert and June Serrick Scholarship Fund. For Bob, who's based his life on giving back to the community in which he grew up, these are some of the best investments he's made to date.

Additionally, your team members are consistently working to increase their professional skills to better serve our customers. A number of our bankers have successfully completed the Certified Financial Planner course offered by The College of Financial Planning; a number have successfully completed the Certified Professional Secretary course work; and over 100 have completed undergraduate or graduate degrees, course work for other professional certification or other forms of continuing education. This passion of your team for individual professional growth is driven by a devotion to serve.

## WHEN WE SERVE ONE ANOTHER, WE SERVE OUR COMMUNITIES

"Caring for persons, the more able and the less able caring for each other, is the rock upon which a good society is built."
— Robert Greenleaf

During 2001 your team continued to actively serve our communities with our hands, our hearts and our monetary contributions. We provided a number of nonprofit organizations over 10,000 volunteer hours, adding critical resources in service to one another. Based on the value of one volunteer hour according to the Points of Light Foundation, your team added many tens of thousands of dollars of economic value to our communities. Your company and your team also actively support community organizations financially. Our charitable dollars are also leveraged to add significant value in our communities. Our financial contributions to United Way and to organizations such as Serenity Haven Child Development are also leveraged into greater community value, for example: approximately $46,000 in savings for every drug-free baby born, to a multiple of seven times in savings on future costs associated with crime and welfare.

September 11 touched all of us in an unforgettable way. Your team members once again rose to the occasion, leading the way in serving those in need locally and in our nation. Whether it was in the form of blood donations, food drives or monetary contributions, we responded to the call.



Al and Dorothy Howard



To Al and Dorothy Howard, business will always be a family affair.

Al Howard once had a goal to reach $100,000 in annual sales. Today, the business he, his father and brother started 41 years ago in Defiance, Ohio is a third generation company and has achieved nearly $5 million in sales. Al retired in 2001, turning the company's leadership over to his son, Joe. Their family business wasn't so little anymore. And, as it turned out, neither was their family. Since 1987, Reliance Financial Services has been a part of the Howard Painting, Inc. family. And a part of their commitment to quality service and customer satisfaction. We're serving the Howard family. With financial and retirement planning. And unparalleled customer service. So that the employees who are still like family can continue to set and exceed not only their goals but also their dreams.

## 2001 IN REVIEW

"You must do things you think you cannot do." — Eleanor Roosevelt

2001 was a year of contrast for your company. The economy and the actions by the Federal Reserve Board provided many challenges, yet your team created many opportunities. The economic downturn contributed to higher than normal losses in our consumer, commercial and agricultural loan portfolio, and the rapidly declining rate environment placed continued pressure on our interest margin. We also faced a year of record bankruptcies and rising unemployment. As a result of the slow economy, asset quality in our industry was challenged more than at any time in the past decade.

In response to the softening economic situation, the Federal Reserve Bank dropped interest rates 11 times, resulting in a 50% reduction in the prime rate. Dollars left the stock market in a flight to quality. Thus the rate reduction strategy was, in part, the Federal Reserve Bank's attempt to encourage increased spending and reinvestment in those equity markets. This seesaw effect placed significant pressure on interest margins throughout the industry, and your company experienced the most significant interest compression in one year since 1990.



Doug Shindler



Doug Shindler comes from a long line of conscientious businessmen.

For three generations, the Shindler family has run a prosperous and charitable business. In 1921, Doug's grandfather, Douglas Charles Shindler, worked for a construction company named Baker Brothers. Today, Baker Brothers is Baker Shindler, Inc., a household name in the construction and ready-mix business. As its head, Doug is following in the footsteps of his late father, Walter (Doug) Shindler. And, as the company grows, so too does his commitment and contribution to the community. And his belief in the virtues of a simple family motto: be fair, be honest. He's come to expect the same from his relationship with The State Bank and Trust Company. A relationship three generations strong. We're serving Doug. So that tomorrow, Doug's children can carry on the tradition of conscientious business leaders.

We produced over $350 million in new loans in 2001. We also increased our commercial loan outstandings 7%, by expanding present relationships as well as by attracting new customers. The economic synergy created with each new loan dollar resulted in an additional $2 to $3 of favorable economic impact, which means your team added value in excess of $700 million to our communities in 2001. We continue to allocate increased resources to work with our loan customers to assure asset quality.

Your team also continued a disciplined approach to managing our balance sheet, focusing on minimizing interest rate risk. Our bankers added additional pricing strategies to balance our response to the increasing interest pressures. We actively participated in the booming residential refinancing business. We generated nearly $20 million in loans that we sold to the secondary market and over $40 million in loans that were sold through residential mortgage bankers. We served our customers and our shareholders by proactively meeting our customers' needs and by transferring the interest rate risk of long-term fixed-rate loans to other investors.



Mark and Debra Manley



Mark and Debra Manley know a thing or two about teamwork.

In addition to being married to their jobs as health care providers at Debmar Incorporated, Mark and Debra are also married to each other. The way they see it, this gives them a distinct advantage. Because they know that being part of a team means twice the work in half the time. And twice the joy—all the time. That's why in business, and in life, they stress the importance of partnership. Working together to put quality and service first. People above profit every step of the way. To improve the lives of their clients. To improve the working environment of their employees. To improve their community. We at The Peoples Banking Company, The Citizens Savings Bank and The First Bank of Ottawa are a proud part of their team. We're serving Mark and Debra. So that they can continue to be team players—for their clients, their employees, their community.

Community banks remain the mainstay source of capital for small businesses. We partner with our customers to assist them in building new business lines, expanding their products, reaching their growth goals, and increasing the return on their investments. This is true synergy – resulting in increased jobs, better wages and benefits and reinvestment in our communities.

We are pleased to report another record year for noninterest income. RDSI led the way with an increase of 20%, while new products and new pricing strategies introduced by our banks contributed over $800,000 in additional fee income. RDSI is an industry leader in serving customers, and it is the leader in providing complete technology solutions for community banks in Ohio and Michigan. Quite simply, RDSI adds significant franchise value to your company.

Our recent acquisition of the customers of the Oakwood Deposit Bank is a prime example of the growth opportunities for your company. We continue to look for strategic opportunities for growth in each of our business lines, as well as continue to focus on growth within our present markets and our current customer base.

Rurban listed on the National Market Exchange (NASDAQ) in 2001 to provide shareholders with increased visibility, liquidity and market support. Being listed on the NASDAQ is an important part of our long-term growth strategy, providing new and more efficient access to institutional investors and investment capital.

By any measure these have been challenging times for American business. We will continue to manage your company in a way that balances the need for near-term cost efficiencies with the need to invest for future growth. This simply means...doing the right thing, at the right time, in the right way for the right customer.

Steven D. VanDemark
Chairman of the Board

Thomas C. Williams
President and CEO

## RURBAN FINANCIAL CORP.

DIRECTORS

THOMAS A. BUIS
Chairman and Secretary
Spencer-Patterson Insurance

THOMAS M. CALLAN
President
Defiance Stamping Company

JOHN R. COMPO
Chairman and President
Compo Corporation

JOHN FAHL
Retired

ROBERT A. FAWCETT, JR.
Partner
Fawcett, Lammon, Recker and Associates Ins. Agency Inc.

ERIC C. HENCH
Chairman
Chief Supermarkets, Inc.

GARY A. KOESTER
President
Koester Metals, Inc.

STEVEN D. VANDEMARK
General Manager
The Defiance Publishing Company

J. MICHAEL WALZ, D.D.S.
Defiance Dental Group

THOMAS C. WILLIAMS
President and
Chief Executive Officer

OFFICERS

STEVEN D. VANDEMARK
Chairman of the Board

THOMAS C. WILLIAMS
President and
Chief Executive Officer

ROBERT W. CONSTIEN
Senior Executive
Vice President
and Chief Operating Officer

RICHARD C. WARRENER
Executive Vice President
Chief Financial Officer

TINA M. FARRINGTON
Senior Vice President
Marketing Director

JEAN A. HUBBARD
Senior Vice President
Human Resources Director

GREGORY W. KLEAR
Senior Vice President
Auditor

DUANE L. SINN
Senior Vice President
Controller

HENRY R. THIEMANN
Senior Vice President
Operations Manager

DAWN R. BERRY
Vice President
Credit Administration Manager

KEETA J. DILLER
Vice President
Corporate Secretary

ROBERT L. FINTEL
Vice President
Compliance

KIM M. GILMORE
Vice President
Operations Supervisor

RICHARD W. HEALY, JR.
Vice President
Credit Quality Assurance

JOHN M. MATEY
Vice President
Senior Credit Administrator

AMANDA P. MILLS
Vice President
Asset/Liability Management and Financial Analysis Manager

SANDRA L. STOCKHORST
Vice President
Investor Relations

MARC H. BEACH
Assistant Vice President
Facilities Manager

JAMES M. BRUEGGEMEIER
Assistant Vice President
Collections

JOLEEN K. BRUBAKER
Assistant Corporate Secretary

ELIZABETH M. MATTHEWS
Credit Officer
Credit Analyst

## THE STATE BANK AND TRUST COMPANY

DIRECTORS

THOMAS M. CALLAN
President
Defiance Stamping Company

JOHN R. COMPO
Chairman and President
Compo Corporation

ROBERT W. CONSTIEN
President and
Chief Executive Officer

JAMES T. HARRIS
President
The Defiance College

ERIC C. HENCH
Chairman
Chief Supermarkets, Inc.

LEE W. KAEMMING
Retired

JOHN H. MOORE
Retired

CARL S. OFFERLE
Chairman of the Board
City Beverage Company

STEVEN D. VANDEMARK
General Manager
The Defiance Publishing Company

J. MICHAEL WALZ, D.D.S.
Defiance Dental Group

THOMAS C. WILLIAMS
President and
Chief Executive Officer
Rurban Financial Corp.

NORTHEAST OHIO
ADVISORY BOARD

DIRECTORS

JOHN R. COMPO
Chairman and President
Compo Corporation

THOMAS E. COSTIGAN
Summit Asset Management

LAWRENCE M. KREJCI, JR.
President
LK Heating and Cooling, Inc.

JOSEPH P. KRISTY
Senior Manager
Whittman-Hart, Inc.

WILLIAM L. LARION
President
Tetrad Company

FULTON COUNTY
ADVISORY BOARD

DONALD R. FOGLE, D.V.M.
Partner
Northwest Veterinary
Hospital, Inc.

JOHN H. MOORE
Retired

D. ROSS STRAYER
President
Perfection Finishers, Inc.
and Master Vac

SAMUEL V. WITT
President
Winameg Contractors

ROBERT WILLSON
Sole Proprietor

PAULDING COUNTY
ADVISORY BOARD

FLOYD F. FURROW
Manager
Paulding-Putnam Electric
Cooperative

JOHN HENRY KAUSER
President
Kauser Trucking, Inc.

JAMES A. STAHL
Partner
Stahl-Philpot Insurance Agency

REX L. WILLIAMSON
President
Williamson Insurance Agency

OFFICERS

ROBERT W. CONSTIEN
President and
Chief Executive Officer

RODGER G. MARTIN
Senior Executive
Vice President
Business Development

DAVID A. BOYD
Executive Vice President
Senior Lending Officer

GARY L. DOWLER
Executive Vice President
Retail Financial Services

CYNTHIA E. BATT
Senior Vice President
Compliance Officer

ROBERT M. KOOPMAN
Senior Vice President
Commercial
Financial Services

MICHAEL J. MASON
Senior Vice President
Commercial
Financial Services

JOSEPH W. DAMMAN
Vice President
Community Office Manager
Delta Banking Center

STEVEN R. GRUBE
Vice President
Commercial
Financial Services

BRIAN G. MILLER
Vice President
Community Office Manager
Paulding Banking Center

TIMOTHY P. MOSER
Vice President
Agricultural Lending

LISA M. PRATT
Vice President
CRA Officer

LARRY L. SNYDER
Vice President
Commercial
Financial Services

ROBERT C. VOGELSONG
Vice President
Consumer Lending

ROY A. WILLIAMS
Vice President
Commercial
Financial Services

CURTIS ALDRICH
Assistant Vice President
Information
Technology Officer

SCOTT C. ANDERSON
Assistant Vice President
Community Office Manager
Wauseon Banking Center

DARREN L. BOK
Assistant Vice President
Community Office Manager
Ney Banking Center

LOIS CURRY
Assistant Vice President
Community Office Manager
Northtowne Banking Center

JONATHAN R. GATHMAN
Assistant Vice President
Commercial
Financial Services

THERESA M. GINEMAN
Assistant Vice President
Community Office Manager
East Banking Center

CATHY S. HARRIS
Assistant Vice President
Commercial
Financial Services

LEA ANN HAYES
Assistant Vice President
Mortgage Banker

KAREN F. MCLAUGHLIN
Assistant Vice President
Mortgage Servicing

ARNOLD H. RUHE
Assistant Vice President
Credit Administration

LORRAINE J. SEIPLE
Assistant Vice President
Community Office Manager
Main Banking Center

RITA M. SWITZER
Assistant Vice President
Commercial
Financial Services

ISABELLA VARRASSO
Assistant Vice President
Community Office Manager
Westlake Banking Center

NICHOLE T. WICHMAN
Assistant Vice President
Community Office Manager
Chief Banking Center

SARAH S. HELLAND
Corporate Secretary

RELIANCE FINANCIAL SERVICES, N.A.

DIRECTORS

ROBERT W. CONSTIEN
Chairman and
Chief Executive Officer

FRANK R. COSIANO, M.D.
Retired

TINA M. FARRINGTON
Senior Vice President
Rurban Financial Corp.

JEAN A. HUBBARD
Senior Vice President
Rurban Financial Corp.

JEFFERY D. SEWELL
President and
Chief Operating Officer

J. MICHAEL WALZ, D.D.S.
Defiance Dental Group

THOMAS C. WILLIAMS
President and Chief
Executive Officer
Rurban Financial Corp.

OFFICERS

ROBERT W. CONSTIEN
Chairman and Chief
Executive Officer

JEFFERY D. SEWELL
President and
Chief Operating Officer

DAVID A. BELL
Executive Vice President
Trust Support Manager

GREGORY P. FASIG
Executive Vice President
Client Relationship Manager

STEPHEN F. CARR
Senior Vice President
Client Relationship Manager

HAROLD J. P. MIGIAS
Senior Vice President
Senior Trust Administrator

MAUREEN A. MOLONEY
Senior Vice President
Client Relationship Manager

MARK D. PITMAN
Senior Vice President
Investment Manager

ROBERT J. HANSON, JR.
Vice President
Client Relationship Manager

CHRISTINE R. HUBBARD
Vice President
Client Relationship Manager

HOLLY A. JOYCE
Vice President
Senior Trust Administrator

ELIZABETH D. ZARTMAN
Vice President
Trust Systems Manager

GWENDOLYN L. ANDERSON
Assistant Vice President and
Corporate Secretary
Network Systems Manager

ANGIE R. HALL
Assistant Vice President
Senior Trust Administrator

DAWN M. HUTCHESON
Assistant Vice President
Senior Trust Administrator

FRANCINE MATTHEWS
Assistant Vice President
Trust Operations Manager

THE PEOPLES BANKING COMPANY
THE FIRST BANK OF OTTAWA
THE CITIZENS SAVINGS BANK COMPANY
Divisions of RFC Banking Company

DIRECTORS

THOMAS A. BUIS
Chairman and Secretary
Spencer-Patterson Insurance

FRANK R. COSIANO, M.D.
Retired

THOMAS F. DIERKSHEIDE
Farmer

JOHN FAHL
Retired

ROBERT A. FAWCETT, JR.
Partner
Fawcett, Lammon,
Recker and Associates Inc.

RONALD H. GERDEMAN
Executive Vice President
Gerdeman - Hovest
Construction, Inc.

DIANA L. HANSFORD
President

HERMAN C. KAHLER
Retired

NORMAN J. KLASS
Consultant

DENNY H. MAAG
Senior Executive
Vice President

KAROL K. POTH
Retired

LEWIS R. RENOLLET
Senior Executive
Vice President

THOMAS E. SHEIDLER
Consultant

SCOTT A. WEASEL
Partner and Engineer
Peterman Associates, Inc.

STEVEN D. VANDEMARK
General Manager
The Defiance
Publishing Company

STEPHEN L. YOUNKER, C.L.U.
Owner
Securance Unitrust Advisors

OFFICERS

DIANA L. HANSFORD
President

DENNY H. MAAG
Senior Executive
Vice President

LEWIS R. RENOLLET
Senior Executive
Vice President

DEAN W. KING
Executive Vice President
Senior Loan Officer

ROSALYN L. MYERS
Senior Vice President
Cashier

TERRY A. CLABAUGH
Vice President
Commercial Lending

DONALD W. MILLER
Vice President
Agriculture and Commercial
Lending

STEPHEN A. MYERS
Vice President
Commercial and Retail
Lending

SHEILA A. POWELL
Vice President
Community Office Manager
Gibsonburg Banking Center

VIOLA A. WEIS
Vice President
Retail Specialist

GENA M. GRISMORE
Assistant Vice President
Community Office Manager
Main Banking Center

TIM A. HAMEN
Assistant Vice President
Technology Banking Manager

DOUGLAS J. KELLY
Assistant Vice President
Community Office Manager
McComb Banking Center
Agricultural Lending

DARLENE M. OSTERHAGE
Assistant Vice President
Retail Specialist

BARBARA A. SERGENT
Assistant Vice President
Retail Sales Specialist

THERESA A. STEIN-MOENTER
Assistant Vice President
Loan Administrative Assistant

RICHARD E. STRELEC
Assistant Vice President
Personal Banker

JANE M. UPHAUS
Assistant Vice President
Retail Specialist

HALLIE F. VANEK
Assistant Vice President
Community Office Manager
Pemberville Banking Center

LUANN BEVERLY
Compliance Officer

## RDSI BANKING SYSTEMS

### DIRECTORS

DONALD E. DEWITT
Retired

KENNETH A. JOYCE
Chairman and Chief
Executive Officer

GARY A. KOESTER
President
Koester Metals Inc.

KURT A. KRATZER
President and Chief
Operating Officer

JOHN W. SCHOCK
President and Chief
Executive Officer
FMS

TODD R. TAYLOR
President and Chief
Executive Officer
Chief Supermarkets, Inc.

STEVEN D. VANDEMARK
General Manager
The Defiance Publishing
Company

THOMAS C. WILLIAMS
President and Chief
Executive Officer
Rurban Financial Corp.

### OFFICERS

KENNETH A. JOYCE
Chairman and Chief
Executive Officer

KURT A. KRATZER
President and Chief
Operating Officer

JON A. BRENNEMAN
Executive Vice President
Marketing/Sales Manager

JOHN D. WEIMERSKIRK
Executive Vice President
Professional Services Group
Manager

JAMES M. BREMER
Senior Vice President
Information Systems
Manager

DAVID E. HARRINGTON
Senior Vice President
Client Services Manager

TIMOTHY PEARSON
Senior Vice President
Technical Services Manager

GARY A. SAXMAN
Senior Vice President
Risk Manager

KAREN L. OSKEY
Vice President
Item Processing Manager

PETER J. SCHWAGER
Vice President
Operations Manager

JOSEPH A. BUERKLE
Vice President
Network Services Manager

AMY S. EISENHOUR
Assistant Vice President
Client Services Manager

LEON R. ERICKSON
Assistant Vice President
Technical Services Product
Specialist

BRADLEY J. GARRISON
Assistant Vice President
Regional Sales Manager

DEAN M. STOECKLIN
Assistant Vice President
Conversion Manager

STEVEN E. STRUBLE
Assistant Vice President
Client Services
Specialist/Academy Director

KEETA J. DILLER
Corporate Secretary

ROSLYNN A. FLUTY
Assistant Corporate
Secretary

Board of Directors and Shareholders
Rurban Financial Corp.
Defiance, Ohio

We have audited the accompanying consolidated balance sheets of Rurban Financial Corp. and Subsidiaries as of December 31, 2001 and 2000 and the related consolidated statements of income, changes in shareholders' equity and cash flows for the years ended December 31, 2001, 2000 and 1999. These consolidated financial statements are the responsibility of the Corporation's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Rurban Financial Corp. and Subsidiaries as of December 31, 2001 and 2000, and the results of its operations and its cash flows for the years ended December 31, 2001, 2000 and 1999 in conformity with accounting principles generally accepted in the United States of America.

Crowe, Chizek and Company LLP

Crowe, Chizek and Company LLP

South Bend, Indiana
April 8, 2002

| | Years ended December 31 | |
|---|---|---|
| **ASSETS** | 2001 | 2000 |
| Cash and due from banks | $ 25,342,043 | $ 18,431,717 |
| Interest-earning deposits in other financial institutions | 260,000 | 110,000 |
| Securities available for sale | 104,375,551 | 88,904,958 |
| Loans held for sale, net of valuation allowance ($0) | 439,991 | 1,166,716 |
| Loans | | |
| Commercial and agricultural | 388,673,339 | 362,927,760 |
| Residential first mortgage | 106,689,148 | 107,717,699 |
| Consumer | 105,264,384 | 106,342,607 |
| Total loans | 600,626,871 | 576,988,066 |
| Deferred loan fees, net | (335,941) | (351,841) |
| Allowance for loan losses | (9,238,936) | (7,214,970) |
| Net loans | 591,051,994 | 569,421,255 |
| Accrued interest receivable | 4,939,741 | 5,716,048 |
| Premises and equipment, net | 11,816,557 | 10,902,749 |
| Other assets | 7,983,216 | 6,164,259 |
| Total assets | $746,209,093 | $ 700,817,702 |
| **LIABILITIES AND SHAREHOLDERS' EQUITY** | | |
| Liabilities | | |
| Deposits | | |
| Noninterest-bearing | $ 52,830,193 | $ 47,989,547 |
| Interest-bearing | 558,029,616 | 518,331,214 |
| Total deposits | 610,859,809 | 566,320,761 |
| Federal funds purchased | 14,850,000 | 13,200,000 |
| Advances from Federal Home Loan Bank ("FHLB") | 54,275,069 | 52,163,914 |
| Junior subordinated debentures | 9,706,405 | 9,697,385 |
| Accrued interest payable | 3,630,623 | 4,613,173 |
| Other liabilities | 2,057,855 | 4,682,283 |
| Total liabilities | 695,379,761 | 650,677,516 |
| Shareholders' Equity | | |
| Common stock: stated value $2.50 per share; shares authorized: 10,000,000; shares issued: 4,575,702; shares outstanding: 2001 – 4,564,513; 2000 – 4,347,238 | 11,439,255 | 11,439,255 |
| Additional paid-in capital | 11,013,284 | 11,113,340 |
| Retained earnings | 28,499,026 | 31,450,244 |
| Accumulated other comprehensive income (loss), net of tax of $371,863 in 2001 and $169,222 in 2000 | 721,851 | 328,490 |
| Unearned ESOP shares: unearned shares: 2001 – 26,514; 2000 – 50,115 | (512,146) | (721,442) |
| Treasury stock: shares at cost: 2001 – 11,189; 2000 – 228,464 | (331,938) | (3,469,701) |
| Total shareholders' equity | 50,829,332 | 50,140,186 |
| Total liabilities and shareholders' equity | $746,209,093 | $ 700,817,702 |



The accompanying notes are an integral part of these consolidated financial statements.

| | Years ended December 31 | | |
|---|---|---|---|
| | 2001 | 2000 | 1999 |
| Interest income | | | |
| Loans, including fees | $ 50,482,611 | $ 50,404,396 | $ 39,824,608 |
| Taxable securities | 5,462,886 | 4,978,266 | 4,553,538 |
| Non-taxable securities | 406,199 | 592,240 | 498,257 |
| Other interest income | 167,133 | 48,035 | 76,408 |
| Total interest income | 56,518,829 | 56,022,937 | 44,952,811 |
| Interest expense | | | |
| Deposits | 26,414,346 | 24,892,370 | 19,026,452 |
| Short-term borrowings | 301,726 | 1,358,778 | 617,027 |
| Advances from FHLB | 2,986,829 | 2,707,345 | 1,765,513 |
| Junior subordinated debentures | 1,048,109 | 335,667 | - |
| Other borrowed funds | 26,614 | 340,909 | 334,921 |
| Total interest expense | 30,777,624 | 29,635,069 | 21,743,913 |
| **Net interest income** | 25,741,205 | 26,387,868 | 23,208,898 |
| Provision for loan losses | 8,733,000 | 2,100,000 | 1,215,000 |
| **Net interest income after provision for loan losses** | 17,008,205 | 24,287,868 | 21,993,898 |
| Noninterest income | | | |
| Service charges on deposit accounts | 2,592,704 | 1,744,446 | 1,462,925 |
| Loan servicing fees | 559,648 | 662,665 | 581,581 |
| Trust fees | 2,744,743 | 2,635,047 | 2,597,465 |
| Data service fees | 6,125,970 | 5,123,805 | 4,381,746 |
| Net gain (loss) on securities | 489,641 | (80,540) | (5,827) |
| Net gain on sales of loans | 889,462 | 387,493 | 1,147,339 |
| Other income | 759,445 | 799,945 | 898,767 |
| Total noninterest income | 14,161,613 | 11,272,861 | 11,063,996 |
| Noninterest expense | | | |
| Salaries and employee benefits | 15,448,319 | 15,094,596 | 14,389,186 |
| Net occupancy expense of premises | 1,210,915 | 1,137,377 | 1,183,120 |
| Equipment rentals, depreciation and maintenance | 3,488,586 | 3,347,608 | 2,952,061 |
| Other expenses | 7,870,474 | 7,174,436 | 6,941,688 |
| Total noninterest expense | 28,018,294 | 26,754,017 | 25,466,055 |
| ***Income before income tax expense*** | 3,151,524 | 8,806,712 | 7,591,839 |
| Income tax expense | 898,566 | 2,720,534 | 2,360,937 |
| **Net income** | $ 2,252,958 | $ 6,086,178 | $ 5,230,902 |
| Earnings per common share: | | | |
| Basic | $ .50 | $ 1.35 | $ 1.16 |
| Diluted | $ .50 | $ 1.35 | $ 1.16 |



The accompanying notes are an integral part of these consolidated financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS

| | Years ended December 31 | | |
|---|---|---|---|
| | 2001 | 2000 | 1999 |
| **Cash flows from operating activities** | | | |
| Cash received from customers - fees and commissions | $ 12,782,510 | $ 10,965,908 | $ 9,922,484 |
| Cash paid to suppliers and employees | (26,240,167) | (23,681,258) | (23,415,280) |
| Loans originated for sale | (29,851,752) | (13,076,583) | (97,308,756) |
| Proceeds from sales of loans held for sale | 31,467,939 | 14,102,762 | 104,697,491 |
| Interest received | 57,295,136 | 54,459,803 | 44,007,116 |
| Interest paid | (31,760,174) | (27,535,694) | (20,915,552) |
| Income taxes paid | (5,250,000) | (1,961,537) | (2,400,000) |
| Net cash from operating activities | 8,443,492 | 13,273,401 | 14,587,503 |
| **Cash flows from investing activities** | | | |
| Net change in interest-earning deposits in other financial institutions | (150,000) | - | 70,000 |
| Proceeds from principal repayments, maturities and calls of securities available for sale | 38,131,013 | 8,845,593 | 24,243,471 |
| Proceeds from sales of securities available for sale | 19,060,258 | 9,063,566 | 17,657,888 |
| Purchase of securities available for sale | (71,576,221) | (20,954,482) | (45,514,178) |
| Net change in loans | (30,811,762) | (71,535,751) | (103,341,052) |
| Recoveries on loan charge-offs | 463,923 | 490,752 | 662,299 |
| Net purchases of premises and equipment | (2,856,133) | (1,655,551) | (1,666,906) |
| Net cash from investing activities | (47,738,922) | (75,745,873) | (107,888,478) |
| **Cash flows from financing activities** | | | |
| Net change in deposits | 44,539,048 | 47,024,677 | 68,482,861 |
| Net change in federal funds purchased | 1,650,000 | 2,300,000 | 1,400,000 |
| Proceeds from advances from FHLB | 16,500,000 | 20,000,000 | 15,000,000 |
| Repayments of advances from FHLB | (14,388,845) | (7,871,389) | (3,854,987) |
| Net proceeds from issuance of junior subordinated debentures | - | 9,697,385 | - |
| Net proceeds from (repayment of) advances on line of credit | - | (7,000,000) | 7,000,000 |
| Cash dividends paid | (2,086,370) | (1,822,218) | (1,656,179) |
| Proceeds from exercise of stock options | 45,982 | - | 2,838 |
| Cash paid for purchase of treasury shares | (45,400) | - | - |
| Cash paid in lieu of fractional shares for 5% stock dividend | (8,659) | (6,968) | - |
| Net cash from financing activities | 46,205,756 | 62,321,487 | 86,374,533 |
| Net increase (decrease) in cash and cash equivalents | 6,910,326 | (150,985) | (6,926,442) |
| Cash and cash equivalents at beginning of year | 18,431,717 | 18,582,702 | 25,509,144 |
| **Cash and cash equivalents at end of year** | $ 25,342,043 | $ 18,431,717 | $ 18,582,702 |

| | Years ended December 31 | | |
|---|---|---|---|
| | 2001 | 2000 | 1999 |
| **Reconciliation of net income to net cash from operating activities** | | | |
| Net income | $ 2,252,958 | $ 6,086,178 | $ 5,230,902 |
| Adjustments to reconcile net income to net cash from operating activities | | | |
| Depreciation | 1,942,325 | 1,893,129 | 1,926,624 |
| Amortization of intangible assets | 120,661 | 210,000 | 210,000 |
| Amortization of deferred debt issuance costs | 9,020 | - | - |
| Provision for loan losses | 8,733,000 | 2,100,000 | 1,215,000 |
| Net (gain) loss on securities | (489,641) | 80,540 | 5,827 |
| Loans originated for sale | (29,851,752) | (13,076,583) | (97,308,756) |
| Proceeds from sales of loans held for sale | 31,467,939 | 14,102,762 | 104,697,491 |
| Net gain on sales of loans | (889,462) | (387,493) | (1,147,339) |
| Pay down of ESOP loan | 209,296 | 186,572 | 192,891 |
| Change in assets and liabilities | | | |
| Deferred loan fees, net | (15,900) | 5,593 | 5,080 |
| Accrued interest receivable | 776,307 | (1,568,727) | (950,775) |
| Other assets | (2,142,259) | 1,063,526 | (56,330) |
| Accrued interest payable | (982,550) | 2,099,375 | 828,361 |
| Other liabilities | (2,696,450) | 478,529 | (261,473) |
| Net cash from operating activities | $ 8,443,492 | $ 13,273,401 | $ 14,587,503 |
| | | | |
| Supplemental disclosure of noncash transactions: | | | |
| Transfer from loans held for sale to loans receivable | $ - | $ 5,344,183 | $ 5,118,294 |



The accompanying notes are an integral part of these consolidated financial statements.

## 1 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

PRINCIPLES OF CONSOLIDATION The accompanying consolidated financial statements include the accounts of Rurban Financial Corp. and its wholly owned subsidiaries. Rurban Financial Corp. ("the Corporation") is a bank holding company, organized under Ohio law, that owns all the outstanding stock of The State Bank and Trust Company ("State Bank"), RFC Banking Company ("RFCBC"), Rurbanc Data Services, Inc. ("RDSI"), Rurban Life Insurance Company ("Rurban Life") and Rurban Statutory Trust 1 ("RST") (together referred to as "the Corporation"). State Bank owns all of the outstanding stock of Reliance Financial Services, N.A. ("RFS") and Rurban Mortgage Company ("RMC"). RFCBC was created June 30, 2001 through the merger of The Peoples Banking Company ("PBC"), The First National Bank of Ottawa ("FNB") and The Citizens Savings Bank Company ("CSB"), which were wholly owned subsidiaries of the Corporation prior to the merger, and now operate as separate divisions under their long-standing names. All significant intercompany balances and transactions are eliminated in consolidation.

NATURE OF BUSINESS AND INDUSTRY SEGMENTS Internal financial information is primarily reported and aggregated in two lines of business: banking and data processing. For further discussion, see Note 19. The Corporation's subsidiary banks grant credit and accept deposits from their customers in the normal course of business primarily in northern Ohio. RDSI provides data processing services to financial institutions located in Ohio, Michigan and Indiana. Prior to 2001, Rurban Life accepted reinsurance ceded in part by other insurance companies from the credit life and disability insurance purchased by customers of the Corporation's subsidiary banks. During 2001, the Corporation's subsidiary banks began using a third-party insurance company to provide credit life and disability insurance to customers. RFS offers a diversified array of trust and financial services to customers nationwide. RST is a trust which was organized in 2000 to manage the Corporation's junior subordinated debentures.

CONCENTRATIONS OF CREDIT RISK The Corporation grants commercial and agricultural, residential first mortgage and consumer loans to customers mainly in northern Ohio. Commercial loans include loans collateralized by commercial real estate, business assets and agricultural loans collateralized by crops and farm equipment. Commercial and agricultural loans make up approximately 65% of the loan portfolio and the loans are expected to be repaid from cash flow from operations of businesses. Residential first mortgage loans make up approximately 18% of the loan portfolio and are collateralized by first mortgages on residential real estate. Consumer loans make up approximately 17% of the loan portfolio and are primarily collateralized by consumer assets.

## 1 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES -continued

USE OF ESTIMATES To prepare financial statements in conformity with accounting principles generally accepted in the United States of America, management makes estimates and assumptions based on available information. These estimates and assumptions affect the amounts reported in the consolidated financial statements and the disclosures provided, and future results could differ. The allowance for loan losses, fair values of securities and other financial instruments, the carrying value of loans held for sale and status of contingencies are particularly subject to change.

SECURITIES Securities are classified as held to maturity and carried at amortized cost when management has the positive intent and ability to hold them to maturity. Securities are classified as available for sale when they might be sold before maturity. Securities available for sale are carried at fair value, with net unrealized appreciation (depreciation), net of tax, reported separately in other comprehensive income (loss) and shareholders' equity. Securities are classified as trading when held for short-term periods in anticipation of market gains, and are carried at fair value. Other securities such as FHLB stock are carried at cost.

Interest income includes amortization of purchase premium or discount. Gains and losses on sales are based on the amortized cost of the security sold. Securities are written down to fair value when a decline in fair value is not temporary. Also, see Note 3.

LOANS Loans that management has the intent and ability to hold for the foreseeable future or until maturity or payoff are reported at the principal balance outstanding, net of unearned interest, deferred loan fees and costs, and an allowance for loan losses. Loans held for sale are reported at the lower of cost or market, on an aggregate basis.

Interest income is reported on the interest method and includes amortization of net deferred loan fees and costs over the loan term. Interest income is not reported when full loan repayment is in doubt, typically when the loan is impaired or payments are past due over 90 days (180 days for residential mortgages). Payments received on such loans are reported as principal reductions.

ALLOWANCE FOR LOAN LOSSES The allowance for loan losses is a valuation allowance for probable incurred credit losses, increased by the provision for loan losses and decreased by charge-offs less recoveries. Management estimates the allowance balance required using past loan loss experience, the nature and volume of the portfolio, information about specific borrower situations and estimated collateral values, economic conditions and other factors. Allocations of the allowance may be made for specific loans, but the entire allowance is available for any loan that, in management's judgment, should be charged off. Loan losses are charged against the allowance when management believes the uncollectibility of a loan balance is confirmed.

## 1 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES -continued

A loan is impaired when full payment under the loan terms is not expected. Impairment is evaluated in total for smaller-balance loans of similar nature such as residential mortgage, consumer and credit card loans, and on an individual loan basis for other loans. If a loan is impaired, a portion of the allowance is allocated so that the loan is reported, net, at the present value of estimated future cash flows using the loan's existing rate or at the fair value of collateral if repayment is expected solely from the collateral.

FORECLOSED ASSETS Assets acquired through or instead of loan foreclosure are initially recorded at lower of cost or market when acquired, establishing a new cost basis. If fair value declines, a valuation allowance is recorded through expense. Costs after acquisition are expensed. Foreclosed real estate amounted to approximately $326,000 and $137,000 at December 31, 2001 and 2000 and is included in premises and equipment in the consolidated balance sheets.

PREMISES AND EQUIPMENT Land is carried at cost. Premises and equipment are stated at cost less accumulated depreciation. Depreciation is computed over the asset useful lives on an accelerated basis, except for buildings for which the straight-line basis is used. Maintenance and repairs are expensed and major improvements are capitalized. Premises and equipment are reviewed for impairment when events indicate that their carrying value may not be recoverable. Also, see Note 5.

SERVICING RIGHTS Servicing rights are recognized as assets for purchased rights and for the allocated value of retained servicing rights on loans sold. Servicing rights are expensed in proportion to, and over the period of, estimated net servicing revenues. Impairment is evaluated based on the fair value of the rights, using groupings of the underlying loans as to interest rates and then, secondarily, as to geographic and prepayment characteristics. Any impairment of a grouping is reported as a valuation allowance.

INTANGIBLE ASSETS Goodwill arising from the acquisition of subsidiary banks and RMC is amortized over 5 to 25 years using the straight-line method. Core deposit intangibles are amortized on an accelerated basis over 10 years, the estimated life of the deposits acquired. Goodwill and identified intangibles are assessed for impairment based on estimated undiscounted cash flows, and written down if necessary. As of December 31, 2001, 2000 and 1999, unamortized goodwill totaled approximately $179,000, $277,000 and $404,000, and unamortized core deposit intangibles totaled approximately $-0-, $23,000 and $106,000.

BENEFIT PLANS The Corporation sponsors a 401(k) profit-sharing plan for which contributions are made and expensed annually. The Corporation also provides split-dollar life insurance plans for certain executive officers of the Corporation. Also, the Corporation sponsors a supplemental retirement plan for certain executive officers of the Corporation. Employee benefits are discussed further in Note 10.

## 1 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES -continued

STOCK COMPENSATION Employee compensation expense under stock option plans is reported if options are granted below market price at grant date. Pro forma disclosures of net income and earnings per share are shown using the fair value method of SFAS No. 123 to measure expense for options granted after 1994, using an option pricing model to estimate fair value. The stock option plan is discussed further in Note 10.

EMPLOYEE STOCK OWNERSHIP PLAN (ESOP) The cost of shares issued to the ESOP, but not yet allocated to participants, is shown as a reduction of shareholders' equity. Compensation expense is based on the market price of shares as they are committed to be released to participant accounts. Dividends on allocated ESOP shares reduce retained earnings; dividends on unearned ESOP shares reduce debt and accrued interest. The ESOP is discussed further in Note 10.

POSTRETIREMENT HEALTH CARE BENEFITS The Corporation sponsors a postretirement health care plan that covers both salaried and nonsalaried employees. The Corporation accrues, during the years that employees render the necessary service, the expected cost of providing postretirement health care benefits to employees and their beneficiaries and covered dependents. The Corporation's postretirement health care plan provides that retired employees may remain on the Corporation's health care plan with each retiree's out-of-pocket contribution to the Corporation equal to their premium expense determined exclusively on the loss experience of the retirees in the plan.

INCOME TAXES Income tax expense is the sum of the current-year income tax due or refundable and the change in deferred tax assets and liabilities. Deferred tax assets and liabilities are the expected future tax consequences of temporary differences between the carrying amounts and tax bases of assets and liabilities, computed using enacted tax rates. A valuation allowance, if needed, reduces deferred tax assets to the amount expected to be realized. Also, see Note 12.

FINANCIAL INSTRUMENTS WITH OFF-BALANCE-SHEET RISK The Corporation, in the normal course of business, makes commitments to extend credit which are not reflected in the consolidated financial statements. Such financial instruments are recorded when they are funded. A summary of these commitments is disclosed in Note 14.

DERIVATIVES All derivative instruments are recorded at their fair values. If derivative instruments are designated as hedges of fair values, both the change in the fair value of the hedge and the hedged item are included in current earnings. Fair value adjustments related to cash flow hedges are recorded in other comprehensive income and reclassified to earnings when the hedged transaction is reflected in earnings. Ineffective portions of hedges are reflected in earnings as they occur.

## 1 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES -continued

STOCK DIVIDENDS AND STOCK SPLITS Dividends issued in stock are reported by transferring the market value of the stock issued from retained earnings to common stock or treasury stock and additional paid-in capital. Stock splits are recorded by adjusting common stock and additional paid-in capital by the par value of the additional shares. On August 16, 2000, the Board of Directors declared a 5% stock dividend, paid on September 29, 2000, increasing shares outstanding by 206,520 shares. On August 15, 2001, the Board of Directors declared a 5% stock dividend, paid September 28, 2001, increasing shares outstanding by 216,744 shares.

EARNINGS AND DIVIDENDS PER COMMON SHARE Basic earnings per common share is net income divided by the weighted-average number of common shares considered to be outstanding during the period. ESOP shares are considered outstanding for this calculation unless unearned. Diluted earnings per common share includes the dilutive effect of additional potential common shares issuable under stock options. Earnings and dividends per common share are restated for all stock splits and dividends. Also, see Note 2.

COMPREHENSIVE INCOME (LOSS) Comprehensive income (loss) consists of net income and other comprehensive income (loss). Other comprehensive income (loss) includes the net change in net unrealized appreciation (depreciation) on securities available for sale, net of tax, which is also recognized as a separate component of shareholders' equity. Also, see Note 18.

LOSS CONTINGENCIES Loss contingencies, including claims and legal actions arising in the ordinary course of business, are recorded as liabilities when the likelihood of loss is probable and an amount or range of loss can be reasonably estimated. Management believes that there currently are no such matters that would have a material effect on the financial statements.

DIVIDEND RESTRICTION Certain restrictions exist regarding the ability of the subsidiaries to transfer funds to Rurban Financial Corp. in the form of cash dividends, loans or advances. Approximately $3,100,000 of undistributed earnings of the subsidiaries, included in consolidated retained earnings, is available for distribution to Rurban Financial Corp. as dividends as of December 31, 2001, without prior regulatory approval. Banking regulations also require maintaining, certain capital levels and may limit the dividends paid by the banks to the Corporation or the Corporation to shareholders. Also, see Note 17.

FAIR VALUES OF FINANCIAL INSTRUMENTS Fair values of financial instruments are estimated using relevant market information and other assumptions, as more fully disclosed

## 1 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES -continued

in Note 16. Fair value estimates involve uncertainties and matters of significant judgment regarding interest rates, credit risk, prepayments and other factors, especially in the absence of broad markets for particular items. Changes in assumptions or in market conditions could significantly affect such estimates.

STATEMENTS OF CASH FLOWS For purposes of reporting cash flows, cash and cash equivalents is defined to include cash on hand and amounts due from financial institutions with original maturities under 90 days. The Corporation reports net cash flows for customer loan and deposit transactions, short-term borrowings with original maturities of 90 days or less and interest-earning deposits in other financial institutions.

NEW ACCOUNTING PRONOUNCEMENTS A new accounting standard requires all business combinations to be recorded using the purchase method of accounting for any transactions initiated after June 30, 2001. Under the purchase method, all identifiable tangible and intangible assets and liabilities of the acquired company must be recorded at fair value at date of acquisition, and the excess of cost over fair value of net assets acquired is recorded as goodwill. Identifiable intangible assets with finite useful lives will be amortized under the new standard, whereas goodwill, both amounts previously recorded and future amounts purchased, will cease being amortized starting in 2002. Annual impairment testing will be required for goodwill with impairment being recorded if the carrying amount of goodwill exceeds its implied fair value. Adoption of this standard on January 1, 2002 will not have a material effect on the Company's financial statements.

## 2 BASIC AND DILUTED EARNINGS PER COMMON SHARE

A reconciliation of the numerators and denominators of the computations of basic earnings per common share and diluted earnings per common share for the years ended December 31, 2001, 2000 and 1999 is presented below:

| | Years ended December 31 | | |
|---|---|---|---|
| | 2001 | 2000 | 1999 |
| **Basic Earnings Per Common Share** | | | |
| Net income | $ 2,252,958 | $ 6,086,178 | $ 5,230,902 |
| Weighted-average common shares outstanding | 4,564,029 | 4,564,560 | 4,565,138 |
| Less: unallocated ESOP shares | (38,315) | (54,056) | (62,922) |
| Weighted-average common shares outstanding for basic earnings per common share | 4,525,714 | 4,510,504 | 4,502,216 |
| Basic earnings per common share | $ .50 | $ 1.35 | $ 1.16 |

## 2 BASIC AND DILUTED EARNINGS PER COMMON SHARE -continued

| | Years ended December 31 | | |
|---|---|---|---|
| | 2001 | 2000 | 1999 |
| **Diluted Earnings Per Common Share** | | | |
| Net income | $ 2,252,958 | $ 6,086,178 | $ 5,230,902 |
| Weighted-average common shares outstanding for basic earnings per common share | 4,525,714 | 4,510,504 | 4,502,216 |
| Add: dilutive effects of assumed conversions and exercise of stock options | 18,737 | 208 | 9,177 |
| Weighted-average common and dilutive potential common shares outstanding | 4,544,451 | 4,510,712 | 4,511,393 |
| Diluted earnings per common share | $ .50 | $ 1.35 | $ 1.16 |

Incentive stock options for 143,685, 237,148 and 575,605 shares of common stock were not considered in computing diluted earnings per common share for 2001, 2000 and 1999 because these options were not dilutive. Common share numbers have been restated for all stock splits and stock dividends.

## 3 SECURITIES AVAILABLE FOR SALE

Year-end securities available for sale were as follows:

| 2001 | Amortized Cost | Gross Unrealized Gains | Gross Unrealized Losses | Fair Value |
|---|---|---|---|---|
| U.S. Treasury and government agency | $ 16,663,883 | $ 231,951 | $ (14,716) | $ 16,881,118 |
| Obligations of states and political subdivisions | 4,859,755 | 46,343 | (108,236) | 4,797,862 |
| Mortgage-backed securities | 61,935,534 | 1,075,697 | (30,185) | 62,981,046 |
| Corporate securities | 6,236,118 | - | (56,635) | 6,179,483 |
| Mutual funds | 10,050,505 | - | (50,505) | 10,000,000 |
| Marketable equity securities | 3,536,042 | - | - | 3,536,042 |
| | $ 103,281,837 | $ 1,353,991 | $ (260,277) | $ 104,375,551 |

3 SECURITIES AVAILABLE FOR SALE -continued

| 2000 | Amortized Cost | Gross Unrealized Gains | Gross Unrealized Losses | Fair Value |
|---|---|---|---|---|
| U.S. Treasury and government agency | $22,832,078 | $132,514 | $ (68,272) | $22,896,320 |
| Obligations of states and political subdivisions | 12,496,066 | 241,579 | (162,036) | 12,575,609 |
| Mortgage-backed securities | 49,576,863 | 585,638 | (231,711) | 49,930,790 |
| Marketable equity securities | 3,502,239 | - | - | 3,502,239 |
| | $88,407,246 | $959,731 | $(462,019) | $88,904,958 |

Contractual maturities of debt securities available for sale at December 31, 2001 were as follows. Expected maturities may differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without call or prepayment penalties. Securities not due at a single maturity date are shown separately.

| | Amortized Cost | Fair Value |
|---|---|---|
| Due in one year or less | $ 184,250 | $ 185,219 |
| Due after one year through five years | 22,730,752 | 22,834,963 |
| Due after five years through ten years | 3,490,970 | 3,532,650 |
| Due after ten years | 1,353,784 | 1,305,631 |
| Mortgage-backed securities | 61,935,534 | 62,981,046 |
| Total debt securities available for sale | $ 89,695,290 | $ 90,839,509 |

Proceeds, gross gains and gross losses realized from sales of securities available for sale for the years ended December 31, 2001, 2000 and 1999 are as follows:

| | 2001 | 2000 | 1999 |
|---|---|---|---|
| Proceeds from sales of securities available for sale | $ 19,060,258 | $ 9,063,566 | $ 17,657,888 |
| Gross gains from sales of securities available for sale | $ 666,458 | $ 6,080 | $ 25,648 |
| Gross losses from sales of securities available for sale | (176,817) | (86,620) | (31,475) |
| Net gain (loss) on securities | $ 489,641 | $ (80,540) | $ (5,827) |

## 3 SECURITIES AVAILABLE FOR SALE -continued

At December 31, 2001, the Corporation had an investment with an amortized cost of approximately $10,051,000 and a fair value of approximately $10,000,000 in the Federated Ultrashort Bond Fund. There were no other holdings of securities of any one issuer, other than the U.S. Government and its agencies and corporations, in an amount greater than 10% of shareholders' equity.

Securities with an amortized cost of approximately $76,471,000 and $77,708,000 as of December 31, 2001 and 2000, were pledged to secure public and trust deposits and FHLB advances.

## 4 ALLOWANCE FOR LOAN LOSSES

The following is a summary of the activity in the allowance for loan losses account for the years ended December 31, 2001, 2000 and 1999:

| | 2001 | 2000 | 1999 |
|---|---|---|---|
| Beginning balance | $ 7,214,970 | $ 6,193,712 | $ 5,408,854 |
| Provision for loan losses | 8,733,000 | 2,100,000 | 1,215,000 |
| Recoveries of previous charge-offs | 463,923 | 490,752 | 662,299 |
| Losses charged to the allowance | (7,172,957) | (1,569,494) | (1,092,441) |
| Ending balance | $ 9,238,936 | $ 7,214,970 | $ 6,193,712 |

At December 31, 2001 and 2000, loans past due more than 90 days and still accruing interest approximated $2,131,000 and $1,927,000.

Individual loans determined to be impaired were as follows:

| | 2001 | 2000 | 1999 |
|---|---|---|---|
| Year-end loans with no allowance for loan losses allocated | $ 1,937,000 | $ 4,189,000 | $ - |
| Year-end loans with allowance for loan losses allocated | 9,134,000 | 3,923,000 | 1,536,000 |
| Total impaired loans | $ 11,071,000 | $ 8,112,000 | $ 1,536,000 |
| Amount of allowance allocated | $ 3,647,000 | $ 2,410,000 | $ 807,000 |
| Average of impaired loans during the year | 7,999,000 | 6,020,000 | 1,461,000 |
| Interest income recognized during impairment | 421,000 | 416,000 | 40,000 |
| Cash-basis interest income recognized | 412,000 | 89,000 | 17,000 |

## 5 PREMISES AND EQUIPMENT, NET

Premises and equipment, net, at December 31, are summarized as follows:

| | 2001 | 2000 |
|---|---|---|
| Land | $ 1,056,691 | $ 1,056,691 |
| Buildings and improvements | 8,170,766 | 7,880,696 |
| Furniture and equipment | 10,711,339 | 10,709,599 |
| Total cost | 19,938,796 | 19,646,986 |
| Accumulated depreciation and amortization | (8,122,239) | (8,744,237) |
| | $ 11,816,557 | $ 10,902,749 |

The Corporation is obligated under non-cancelable leases for office space and equipment. Rent expense was $299,000, $253,000 and $229,000 for 2001, 2000 and 1999.

At December 31, 2001, minimum future lease payments are as follows for the years ended December 31:

| | |
|---|---|
| 2002 | $ 99,600 |
| 2003 | 99,600 |
| 2004 | 99,600 |
| 2005 | 99,600 |
| 2006 | 99,600 |
| Thereafter | 498,000 |
| | $ 996,000 |

## 6 INTEREST-BEARING DEPOSITS

Included in interest-bearing deposits are certificates of deposit in denominations of $100,000 or more of approximately $164,043,000 and $146,525,000 as of December 31, 2001 and 2000, respectively. Certificates of deposit obtained from brokers totaled approximately $70,426,000 and $55,507,000 as of December 31, 2001 and 2000, respectively.

At December 31, 2001, the scheduled maturities of certificates of deposit are as follows for the years ended December 31:

| | |
|---|---|
| 2002 | $ 262,509,262 |
| 2003 | 85,796,291 |
| 2004 | 26,094,778 |
| 2005 | 2,498,514 |
| 2006 | 1,621,362 |
| Thereafter | 1,358,192 |
| | $ 379,878,399 |

## 7 ADVANCES FROM FHLB

Advances from the FHLB of Cincinnati with fixed and variable interest rates ranging from 1.98% to 7.02% at December 31, 2001 and from 4.52% to 6.90% at December 31, 2000 mature as follows for the years ending December 31:

| | 2001 | 2000 |
|---|---|---|
| 2001 | $ - | $ 5,638,845 |
| 2002 | 4,925,069 | 4,175,069 |
| 2003 | 13,850,000 | 12,350,000 |
| 2004 | 5,000,000 | 5,000,000 |
| 2005 | - | - |
| 2006 | - | - |
| Thereafter | 30,500,000 | 25,000,000 |
| | $ 54,275,069 | $ 52,163,914 |

At December 31, 2001 and 2000, in addition to FHLB stock, the Corporation pledged mortgage loans with a minimum carrying value of approximately $77,933,000 and $71,203,000 and securities with an amortized cost of approximately $4,524,000 and $-0- and fair value of approximately $4,518,000 and $-0- to the FHLB to secure advances outstanding.

## 8 JUNIOR SUBORDINATED DEBENTURES

On September 7, 2000, Rurban Statutory Trust 1 ("RST"), a wholly owned subsidiary of the Corporation, closed a pooled private offering of 10,000 Capital Securities with a liquidation amount of $1,000 per security. The proceeds of the offering were loaned to the Corporation in exchange for junior subordinated debentures with terms similar to the Capital Securities. The sole assets of RST are the junior subordinated debentures of the Corporation and payments thereunder. The junior subordinated debentures and the back-up obligations, in the aggregate, constitute a full and unconditional guarantee by the Corporation of the obligations of RST under the Capital Securities. Distributions on the Capital Securities are payable semi-annually at the annual rate of 10.6% and are included in interest expense in the consolidated financial statements. These securities are considered Tier 1 capital (with certain limitations applicable) under current regulatory guidelines. As of December 31, 2001 and 2000, the outstanding principal balance of the Capital Securities was $10,000,000. The principal balance of the Capital Securities less unamortized issuance costs constitutes the junior subordinated debentures in the financial statements.

## 8 JUNIOR SUBORDINATED DEBENTURES -continued

The junior subordinated debentures are subject to mandatory redemption, in whole or in part, upon repayment of the Capital Securities at maturity or their earlier redemption at the liquidation amount. Subject to the Corporation having received prior approval of the Federal Reserve, if then required, the Capital Securities are redeemable prior to the maturity date of September 7, 2030, at the option of the Corporation; on or after September 7, 2020 at par; or on or after September 7, 2010 at a premium, or upon occurrence of specific events defined within the trust indenture. The Corporation has the option to defer distributions on the Capital Securities from time to time for a period not to exceed 10 consecutive semi-annual periods.

## 9 OTHER BORROWED FUNDS

The Corporation has a line of credit from The Northern Trust Company for up to $15,000,000. The line of credit is unsecured and requires monthly interest payments with full principal payment at maturity on April 27, 2002. The interest rate is variable based on the current federal funds rate and adjusts daily. The line of credit had an outstanding balance of zero at December 31, 2001 and 2000. Subsequent to year end, $7 million was borrowed on this line of credit. The line of credit agreement contains various covenants with which the Corporation must comply. The Corporation was granted a waiver of two covenants through December 31, 2001. However, the Corporation was in violation of one additional covenant at December 31, 2001 and recently has requested a waiver of that covenant.

## 10 EMPLOYEE BENEFITS

EMPLOYEE STOCK OWNERSHIP PLAN The Corporation has a noncontributory employee stock ownership plan ("ESOP") covering substantially all employees of the Corporation and its subsidiaries. Voluntary contributions are made by the Corporation to the plan. Each eligible employee is vested based upon years of service, including prior years of service. Contributions to the ESOP were $736,000, $519,000 and $260,000, and related expense attributable to the plan included in salaries and employee benefits was approximately $886,000, $967,000 and $572,000 in 2001, 2000 and 1999, respectively. The Corporation's contributions to the account of each employee become fully vested after three years of service.

Distributions to plan participants may be paid in cash or stock upon their termination of employment. During 2001 and 2000, 18,765 and 21,562 shares were withdrawn from the ESOP by participants who terminated their employment with the Company.

## 10 EMPLOYEE BENEFITS -continued

During 1996, the ESOP borrowed $1,505,527 from the Corporation to purchase 103,368 shares of common stock at a weighted-average cost of $14.57 per share. Collateral for the loan is the unearned shares of common stock purchased by the ESOP with the loan proceeds. The loan will be repaid principally from the Corporation's discretionary contributions to the ESOP. The interest rate for the loan is 7.75%. Shares purchased by the ESOP are held in suspense until allocated among ESOP participants as the loan is repaid. During 2001, 2000 and 1999, the ESOP allocated 81,429 shares, 51,820 shares and 14,858 shares. Allocations of shares during 2001 and 2000 included 55,322 and 48,947 shares purchased on the open market and 26,107 and 2,873 shares from unearned shares.

The ESOP shares as of December 31 were as follows:

| | 2001 | 2000 |
|---|---|---|
| Allocated shares | 735,258 | 672,594 |
| Unearned shares | 26,514 | 52,621 |
| Total ESOP shares | 761,772 | 725,215 |
| Fair value of unearned ESOP shares at December 31 | $ 362,738 | $ 582,587 |

The Corporation accounts for its ESOP under AICPA Statement of Position ("SOP") 93-6. Compensation expense is recorded based on the average market price of the shares committed to be released for allocation to participant accounts and cash allocated to participant accounts. The difference between the market price and the cost of shares committed to be released is recorded as an adjustment to additional paid-in capital. Dividends on allocated ESOP shares are recorded as a reduction of retained earnings; dividends on unearned ESOP shares are reflected as a reduction of debt and accrued interest or as a contribution to participant accounts.

STOCK OPTION PLAN On March 12, 1997, the Board of Directors of the Corporation adopted the Rurban Financial Corp. Stock Option Plan ("Option Plan"). The purpose of the Option Plan is to advance the interests of the Corporation and its shareholders by granting directors, officers and key employees of the Corporation options to increase their proprietary interest in the Corporation. A total of 441,000 shares of the Corporation's authorized and unissued common stock was reserved for issuance under the Option Plan. The option exercise price shall not be less than the fair market value (as defined in the Option Plan) of the common stock on the date the option is granted, and the option term cannot exceed 10 years.

10 EMPLOYEE BENEFITS -continued

At December 31, 2001, 81,921 additional options were available to be granted. Eligible directors, officers and key employees are able to exercise options awarded to them at a rate of 20% per year. Options outstanding at December 31, 2001 had a range of exercise prices of $11.07 - $16.78 and a weighted-average remaining contractual life of 7.6 years.

A summary of the activity in the Option Plan is as follows:

| | 2001 | | 2000 | | 1999 | |
|---|---|---|---|---|---|---|
| | Shares | Weighted-Average Exercise Price | Shares | Weighted-Average Exercise Price | Shares | Weighted-Average Exercise Price |
| Outstanding at beginning of year | 332,961 | $ 13.00 | 241,558 | $ 13.77 | 240,125 | $ 13.69 |
| Granted | 8,313 | 13.62 | 95,813 | 11.08 | 7,167 | 16.79 |
| Exercised | (3,580) | 13.11 | - | - | (221) | 12.87 |
| Forfeited | (14,714) | 14.12 | (4,410) | 13.85 | (5,513) | 14.43 |
| Outstanding at end of year | 322,980 | $ 12.96 | 332,961 | $ 13.00 | 241,558 | $ 13.77 |

Options exercisable at December 31, 2001, 2000 and 1999 were as follows:

| | 2001 | | 2000 | | 1999 | |
|---|---|---|---|---|---|---|
| Exercise Prices | Number | Weighted-Average Exercise Price | Number | Weighted-Average Exercise Price | Number | Weighted-Average Exercise Price |
| $11.07 | 18,470 | $ 11.07 | - | $ - | - | $ - |
| $12.87 | 136,620 | 12.87 | 104,186 | 12.87 | 68,025 | 12.87 |
| $16.78 | 29,491 | 16.78 | 18,024 | 16.78 | 7,607 | 16.78 |
| Exercisable at year end | 184,581 | $ 13.31 | 122,210 | $ 13.45 | 75,632 | $ 13.26 |

The Corporation applies APB Opinion 25, *Accounting For Stock Issued to Employees* and related interpretations in accounting for its Option Plan. Accordingly, no compensation expense has been recognized for the Option Plan. SFAS No. 123, *Accounting For Stock-Based Compensation* requires pro forma disclosures for entities that do not adopt its fair-value accounting method for stock-based compensation. Had compensation cost for stock options been measured using SFAS No. 123, net income and earnings per share would have been the pro forma amounts indicated below. The pro forma effect may increase in the future if more options are granted.

10 EMPLOYEE BENEFITS -continued

| | Years ended December 31 | | |
|---|---|---|---|
| | 2001 | 2000 | 1999 |
| Net income as reported | $ 2,252,958 | $ 6,086,178 | $ 5,230,902 |
| Pro forma net income | $ 2,104,050 | $ 5,943,434 | $ 5,083,603 |
| Basic earnings per common share as reported | $ .50 | $ 1.35 | $ 1.16 |
| Pro forma basic earnings per common share | $ .46 | $ 1.32 | $ 1.13 |
| Diluted earnings per common share as reported | $ .50 | $ 1.35 | $ 1.16 |
| Pro forma diluted earnings per common share | $ .46 | $ 1.32 | $ 1.13 |

The pro forma effects are computed using option pricing models, using the following weighted-average assumptions as of grant date:

| | 2001 | 2000 | 1999 |
|---|---|---|---|
| Risk-free interest rate | 4.78% | 5.68% | 4.79% |
| Expected option life | 8 | 10 | 10 |
| Expected stock price volatility | 10.84% | 17.35% | 7.14% |
| Expected dividend yield | 3.77% | 3.54% | 2.67% |
| Resulting weighted-average grant date fair value of stock options granted during the year | $ 1.69 | $ 2.37 | $ 2.79 |

401(K) PROFIT-SHARING PLAN The Corporation has 401(k) profit-sharing plans. The annual expense of the plans is based on 50% matching of voluntary employee contributions of up to 6% of individual compensation. Employee contributions are vested immediately and the Corporation's matching contributions are fully vested after three years. The plans cover substantially all employees of the Corporation. Expense attributable to the plans, included in salaries and employee benefits, was approximately $297,000, $278,000 and $220,000 in 2001, 2000 and 1999.

LIFE INSURANCE PLANS Life insurance plans are provided for certain executive officers on a split-dollar basis. The Corporation is the owner of the split-dollar policies. The officers are entitled to a sum equal to two times either the employee's annual salary at death, if actively employed, or final annual salary, if retired, less $50,000, not to exceed the employee's portion of the death benefit. The Corporation is entitled to the remainder of the death proceeds less any loans on the policy and unpaid interest or cash withdrawals previously incurred by the Corporation. The employees have the right to designate a beneficiary(s) to receive their share of the proceeds payable upon death. The cash surrender value of these life insurance policies and life insurance policies related to the Corporation's supplemental retirement plan totaled approximately $2,610,000 and $2,503,000 at December 31, 2001 and 2000, and is included in other assets in the consolidated balance sheets.

## 10 EMPLOYEE BENEFITS -continued

SUPPLEMENTAL RETIREMENT PLAN The Corporation established a supplemental retirement plan for selected officers. The Corporation has purchased insurance contracts on the lives of certain participants in the supplemental retirement plan and has named the Corporation as beneficiary. While no direct contract exists between the supplemental retirement plan and the life insurance contracts, it is management's current intent that the proceeds from the insurance contracts will be used to help offset earlier payments made under the supplemental retirement plan. The Corporation is recording an expense equal to the projected present value of the payments due at retirement based on the projected remaining years of service using the straight-line method. The obligations under the plans, net of payments already made, was approximately $1,164,615 and $1,015,000 at December 31, 2001 and 2000 and is included in other liabilities in the consolidated balance sheets. The expense attributable to the plans, included in salaries and employee benefits, was approximately $192,000, $236,000 and $165,000 in 2001, 2000 and 1999.

## 11 OTHER EXPENSES

The following is an analysis of other expenses for the years ended December 31, 2001, 2000 and 1999:

| | 2001 | 2000 | 1999 |
|---|---|---|---|
| Amortization of intangible assets | $ 120,661 | $ 210,000 | $ 210,000 |
| Advertising expense | 612,234 | 513,411 | 448,971 |
| Professional fees | 1,712,161 | 1,263,095 | 1,244,190 |
| Insurance expense | 241,030 | 230,399 | 211,101 |
| Data processing fees | 473,196 | 551,200 | 439,365 |
| Printing, stationery and supplies | 705,583 | 615,660 | 620,853 |
| Telephone and communications | 681,450 | 590,345 | 665,747 |
| Postage and delivery expense | 590,570 | 545,648 | 542,536 |
| State, local and other taxes | 641,452 | 611,481 | 470,742 |
| Other operating expenses | 2,092,137 | 2,043,197 | 2,088,183 |
| | $ 7,870,474 | $ 7,174,436 | $ 6,941,688 |

## 12 INCOME TAX EXPENSE

Income tax expense consists of the following for the years ended December 31, 2001, 2000 and 1999:

| | 2001 | 2000 | 1999 |
|---|---|---|---|
| Current expense | $ 2,977,440 | $ 4,200,359 | $ 1,612,264 |
| Deferred expense (benefit) | (2,078,874) | (1,479,825) | 748,673 |
| | $ 898,566 | $ 2,720,534 | $ 2,360,937 |

Income tax expense (benefit) on net gain (loss) on securities was $166,478, $(27,384) and $(1,981) in 2001, 2000 and 1999.

The difference between the financial statement income tax expense and amounts computed by applying the statutory federal income tax rate to income before income tax expense is as follows for the years ended December 31, 2001, 2000 and 1999:

| | 2001 | 2000 | 1999 |
|---|---|---|---|
| Statutory tax rate | 34% | 34% | 34% |
| Income taxes computed at the statutory federal income tax rate | $ 1,071,518 | $ 2,994,282 | $ 2,581,225 |
| Add (subtract) tax effect of | | | |
| Tax-exempt income | (162,859) | (268,587) | (243,884) |
| Nondeductible expenses and other | (10,093) | (5,161) | 23,596 |
| | $ 898,566 | $ 2,720,534 | $ 2,360,937 |

The components of the net deferred tax assets recorded in the consolidated balance sheets as of December 31, 2001 and 2000 are as follows:

| | 2001 | 2000 |
|---|---|---|
| Deferred tax assets | | |
| Provision for loan losses | $ 3,752,000 | $ 2,082,361 |
| Mark to market adjustment | 371,863 | 169,222 |
| Net deferred loan fees | 102,277 | 91,733 |
| Accrued compensation and benefits | 395,970 | 345,038 |
| ESOP contributions | 70,071 | - |
| Other | 21,281 | 5,704 |
| | 4,713,462 | 2,694,058 |

## 12 INCOME TAX EXPENSE -continued

| | December 31, 2001 | December 31, 2000 |
|---|---|---|
| Deferred tax liabilities | | |
| Net unrealized appreciation on securities available for sale | $ (371,863) | $ (169,222) |
| Originated mortgage servicing rights | (131,215) | (393,788) |
| Depreciation | (368,411) | (147,250) |
| Purchase accounting adjustments | (49,210) | (60,145) |
| Other | (8,062) | (15,185) |
| | (928,761) | (785,590) |
| Valuation allowance | - | - |
| | $ 3,784,701 | $ 1,908,468 |

## 13 RELATED PARTY TRANSACTIONS

Certain directors, executive officers and principal shareholders of the Corporation, including associates of such persons, are loan customers. A summary of the related party loan activity, for loans aggregating $60,000 or more to any one related party, follows for the years ended December 31, 2001 and 2000:

| | 2001 | 2000 |
|---|---|---|
| Balance, January 1 | $ 4,678,000 | $ 4,977,000 |
| New loans | 875,000 | 1,272,000 |
| Repayments | (1,494,000) | (1,528,000) |
| Previously existing loans to new directors | 3,668,000 | - |
| Other changes | (113,000) | (43,000) |
| Balance, December 31 | $ 7,614,000 | $ 4,678,000 |

Other changes include adjustments for loans applicable to one reporting period that are excludable from the other reporting period.

## 14 COMMITMENTS, OFF-BALANCE-SHEET RISK AND CONTINGENCIES

The Corporation is a party to financial instruments with off-balance-sheet risk in the normal course of business to meet the financing needs of its customers. These financial instruments include commitments to make loans, unused lines of credit and standby letters of credit. The Corporation's exposure to credit loss in the event of nonperformance by the other party to the financial instruments for commitments to make loans, unused lines of credit, standby letters of credit and commercial letters of credit is represented by the contractual amount of those instruments. The Corporation follows the same credit policy to make such commitments as it uses for on-balance-sheet items.

The Corporation has the following commitments for terms of up to two years outstanding at December 31:

| | 2001 | 2000 |
|---|---|---|
| Loan commitments and unused lines of credit | $ 152,106,000 | $ 139,705,000 |
| Standby letters of credit | 1,795,000 | 2,394,000 |
| Commercial letters of credit | 11,000 | 60,000 |
| | $ 153,912,000 | $ 142,159,000 |

Since many commitments to make loans expire without being used, the amount does not necessarily represent future cash commitments. In addition, commitments to extend credit are arrangements to lend to customers as long as there is no violation of any condition established in the contract. No losses are anticipated as a result of these transactions. Collateral obtained upon exercise of the commitment is determined using management's credit evaluation of the borrower and may include real estate, business assets, consumer assets, deposits and other items.

There are various contingent liabilities that are not reflected in the consolidated financial statements, including claims and legal actions arising in the ordinary course of business. In the opinion of management, after consultation with legal counsel, the ultimate disposition of these matters is not expected to have a material effect on the Corporation's consolidated financial condition or results of operations.

Salary continuation agreements with certain executive officers contain provisions regarding certain events leading to separation from the Corporation, before the executive officer's normal retirement date, which could result in cash payments in excess of amounts already accrued.

## 14 COMMITMENTS, OFF-BALANCE-SHEET RISK AND CONTINGENCIES -cont.

The Corporation was required to have approximately $5,193,000 and $4,777,000 of cash on hand or on deposit with the Federal Reserve Bank to meet regulatory reserve and clearing requirements at December 31, 2001 and 2000. These balances do not earn interest. Additionally, the Corporation was required to have approximately $1,250,000 of cash on deposit to meet other clearing requirements at December 31, 2001 and 2000. This balance does earn interest.

## 15 PARENT COMPANY FINANCIAL STATEMENTS

Presented below are condensed financial statements for the parent company, Rurban Financial Corp.:

CONDENSED BALANCE SHEETS
December 31, 2001 and 2000

| | 2001 | 2000 |
|---|---|---|
| **Assets** | | |
| Cash and cash equivalents | $ 5,214,886 | $ 5,418,276 |
| Investment in and advances to subsidiaries | | |
| Banking subsidiaries | 53,173,886 | 44,421,456 |
| Nonbanking subsidiaries | 4,785,997 | 3,981,655 |
| Total investment in subsidiaries | 57,959,883 | 48,403,111 |
| Accounts receivable from subsidiaries | - | 194,558 |
| Loans to banking subsidiaries | 600,000 | 7,600,000 |
| Other assets | 1,443,335 | 1,539,283 |
| Total assets | $ 65,218,104 | $ 63,155,228 |
| **Liabilities** | | |
| Cash dividends payable | $ 593,387 | $ 521,365 |
| Junior subordinated debentures | 9,706,405 | 9,697,385 |
| Borrowings from nonbanking subsidiaries | 310,000 | 310,000 |
| Accrued interest payable | 393,319 | 341,072 |
| Other liabilities | 3,385,661 | 2,145,220 |
| Total liabilities | 14,388,772 | 13,015,042 |
| **Shareholders' equity** | 50,829,332 | 50,140,186 |
| Total liabilities and shareholders' equity | $ 65,218,104 | $ 63,155,228 |

## 15 PARENT COMPANY FINANCIAL STATEMENTS -continued

CONDENSED STATEMENTS OF INCOME

Years ended December 31, 2001, 2000 and 1999

| | 2001 | 2000 | 1999 |
|---|---|---|---|
| **Income** | | | |
| Interest | $ 187,179 | $ 89,644 | $ - |
| Dividends from subsidiaries | | | |
| Banking subsidiaries | 3,090,000 | 11,680,000 | - |
| Nonbanking subsidiaries | 300,000 | 240,000 | 1,150,000 |
| Total | 3,390,000 | 11,920,000 | 1,150,000 |
| Noninterest income | 3,775,452 | 2,726,073 | 2,115,732 |
| Total income | 7,352,631 | 14,735,717 | 3,265,732 |
| **Expense** | | | |
| Interest expense on other borrowed funds | 1,150,382 | 710,711 | 334,921 |
| Noninterest expense | 5,753,396 | 5,181,941 | 4,013,677 |
| Total expense | 6,903,778 | 5,892,652 | 4,348,598 |
| **Income (loss) before income tax benefit and equity in undistributed net income of subsidiaries** | 448,853 | 8,843,065 | (1,082,866) |
| Income tax benefit | 999,990 | 1,214,076 | 767,517 |
| **Income (loss) before equity in undistributed net income of subsidiaries** | 1,448,843 | 10,057,141 | (315,349) |
| Equity in undistributed (excess distributed) net income of subsidiaries | | | |
| Banking subsidiaries | (227) | (4,335,143) | 6,301,416 |
| Nonbanking subsidiaries | 804,342 | 364,180 | (755,165) |
| Total | 804,115 | (3,970,963) | 5,546,251 |
| **Net income** | $ 2,252,958 | $ 6,086,178 | $ 5,230,902 |
| **Comprehensive income** | $ 2,646,319 | $ 7,948,215 | $ 3,494,437 |

## 15 PARENT COMPANY FINANCIAL STATEMENTS -continued

### CONDENSED STATEMENTS OF CASH FLOWS
Years ended December 31, 2001, 2000 and 1999

| | 2001 | 2000 | 1999 |
|---|---|---|---|
| **Cash flows from operating activities** | | | |
| Dividends received from subsidiaries | | | |
| Banking subsidiaries | $ 3,090,000 | $ 11,680,000 | $ - |
| Nonbanking subsidiaries | 300,000 | 240,000 | 1,150,000 |
| Total | 3,390,000 | 11,920,000 | 1,150,000 |
| Cash received from subsidiaries–fees and commissions | 3,970,010 | 4,843,675 | (196,428) |
| Cash paid to suppliers and employees | (4,487,997) | (3,931,781) | (3,773,369) |
| Interest received | 187,179 | 89,644 | - |
| Interest paid | (1,098,135) | (710,711) | (334,921) |
| Income tax refunds | 1,080,000 | 2,040,958 | 974,543 |
| Net cash from operating activities | 3,041,057 | 14,251,785 | (2,180,175) |
| **Cash flows from investing activities** | | | |
| Investment in banking subsidiaries | (8,150,000) | (2,350,000) | (3,500,000) |
| Investment in nonbanking subsidiaries | - | (310,000) | - |
| Proceeds from loans to banking subsidiaries | (600,000) | (7,600,000) | - |
| Repayment of loans to banking subsidiaries | 7,600,000 | - | - |
| Net cash from investing activities | (1,150,000) | (10,260,000) | (3,500,000) |
| **Cash flows from financing activities** | | | |
| Net proceeds from issuance of junior subordinated debentures | - | 9,697,385 | - |
| Proceeds from borrowings from nonbanking subsidiaries | - | 310,000 | - |
| Net proceeds from (repayment of) advances on line of credit | - | (7,000,000) | 7,000,000 |
| Cash dividends paid | (2,086,370) | (1,822,218) | (1,656,179) |
| Proceeds from exercise of stock options | 45,982 | - | 2,838 |
| Cash paid for purchase of 3,049 shares of treasury stock | (45,400) | - | - |
| Cash paid in lieu of fractional shares for 5% stock dividend | (8,659) | (6,968) | - |
| Net cash from financing activities | (2,094,447) | 1,178,199 | 5,346,659 |
| Net change in cash and cash equivalents | (203,390) | 5,169,984 | (333,516) |
| Cash and cash equivalents at beginning of year | 5,418,276 | 248,292 | 581,808 |
| **Cash and cash equivalents at end of year** | $ 5,214,886 | $ 5,418,276 | $ 248,292 |

## 15 PARENT COMPANY FINANCIAL STATEMENTS -continued

CONDENSED STATEMENTS OF CASH FLOWS -continued

Years ended December 31, 2001, 2000 and 1999

| | 2001 | 2000 | 1999 |
|---|---|---|---|
| **Reconciliation of net income to net cash from operating activities** | | | |
| Net income | $ 2,252,958 | $ 6,086,178 | $ 5,230,902 |
| Adjustments to reconcile net income to net cash from operating activities | | | |
| Amortization of deferred debt issuance costs | 9,020 | - | - |
| Equity in (undistributed) excess distributed net income of subsidiaries | | | |
| Banking subsidiaries | 227 | 4,335,143 | (6,301,416) |
| Nonbanking subsidiaries | (804,342) | (364,180) | 755,165 |
| Change in accounts receivable | 194,558 | 2,117,602 | (2,312,160) |
| Change in other assets | 95,948 | 273,686 | 262,417 |
| Change in other liabilities | 1,240,441 | 1,803,356 | 184,917 |
| Change in accrued interest payable | 52,247 | - | - |
| Net cash from operating activities | $ 3,041,057 | $ 14,251,785 | $ (2,180,175) |

## 16 FAIR VALUES OF FINANCIAL INSTRUMENTS

The following table shows the estimated fair values and the related carrying values of the Corporation's financial instruments at December 31, 2001 and 2000. Items which are not financial instruments are not included.

| | 2001 | | 2000 | |
|---|---|---|---|---|
| | Carrying Value | Estimated Fair Value | Carrying Value | Estimated Fair Value |
| **Financial assets** | | | | |
| Cash and due from banks | $ 25,342,043 | $ 25,342,000 | $ 18,431,717 | $ 18,432,000 |
| Interest-earning deposits in other financial institutions | 260,000 | 260,000 | 110,000 | 110,000 |
| Securities available for sale | 104,375,551 | 104,376,000 | 88,904,958 | 88,905,000 |
| Loans, net of allowance for loan losses (including loans held for sale) | 591,491,985 | 595,917,000 | 570,587,971 | 568,326,000 |
| Accrued interest receivable | 4,939,741 | 4,940,000 | 5,716,048 | 5,716,000 |
| Cash surrender value of life insurance | 2,610,000 | 2,610,000 | 2,503,000 | 2,503,000 |
| **Financial liabilities** | | | | |
| Demand and savings deposits | (230,981,410) | (230,981,000) | (211,132,242) | (210,734,000) |
| Time deposits | (379,878,399) | (384,823,000) | (355,188,519) | (356,930,000) |
| Federal funds purchased | (14,850,000) | (14,850,000) | (13,200,000) | (13,200,000) |
| Advances from FHLB | (54,275,069) | (57,165,000) | (52,163,914) | (52,418,000) |
| Junior subordinated debentures | (9,706,405) | (9,908,000) | (9,697,385) | (9,714,000) |
| Accrued interest payable | (3,630,623) | (3,631,000) | (4,613,173) | (4,613,000) |

## 16 FAIR VALUES OF FINANCIAL INSTRUMENTS -continued

For purposes of the above disclosures of estimated fair values, the following assumptions were used as of December 31, 2001 and 2000. The estimated fair value for cash and due from banks, accrued interest receivable, cash surrender value of life insurance and accrued interest payable are considered to approximate cost. The estimated fair value for interest-bearing deposits in other financial institutions and securities available for sale is based on quoted market values for the individual deposits or securities or for equivalent deposits or securities. The estimated fair value for loans is based on estimates of the difference in interest rates the Corporation would charge the borrowers for similar such loans with similar maturities made at December 31, 2001 and 2000, applied for an estimated time period until the loan is assumed to reprice or be paid and the allowance for loan losses is considered to be a reasonable estimate of discount for credit quality concerns. The estimated fair value for demand deposits and savings deposits and federal funds purchased, is based on their carrying value. The estimated fair value for time deposits, fixed-rate advances from the FHLB and the junior subordinated debentures is based on estimates of the rate the Corporation would pay on such deposits or borrowings at December 31, 2001 and 2000, applied for the time period until maturity. The estimated fair value for other financial instruments and off-balance-sheet loan commitments approximate cost at December 31, 2001 and 2000 and are not considered significant to this presentation.

While these estimates of fair value are based on management's judgment of the most appropriate factors, there is no assurance that were the Corporation to have disposed of such items at December 31, 2001 and 2000, the estimated fair values would necessarily have been realized at that date, since market values may differ depending on various circumstances. The estimated fair values at December 31, 2001 and 2000 should not necessarily be considered to apply at subsequent dates.

In addition, other assets and liabilities of the Corporation that are not defined as financial instruments are not included in the above disclosures, such as premises and equipment. Also, non-financial instruments typically not recognized in the financial statements nevertheless may have value but are not included in the above disclosures. These include, among other items, the estimated earnings power of core deposit accounts, the earnings potential of trust assets, the trained work force, customer goodwill and similar items.

## 17 REGULATORY MATTERS

The Corporation and its subsidiary banks are subject to regulatory capital requirements administered by federal banking agencies. Capital adequacy guidelines and prompt corrective action regulations involve quantitative measures of assets, liabilities and certain off-balance-sheet items calculated under regulatory accounting practices. Capital amounts and classifications are also subject to qualitative judgments by regulators about components,

## 17 REGULATORY MATTERS -continued

risk weightings and other factors, and the regulators can lower classifications in certain cases. Failure to meet various capital requirements can initiate regulatory action that could have a direct material effect on the consolidated financial statements.

The prompt corrective action regulations provide five classifications, including well capitalized, adequately capitalized, undercapitalized, significantly undercapitalized and critically undercapitalized, although these terms are not used to represent overall financial condition. If less than well capitalized, regulatory approval is required to accept brokered deposits. If undercapitalized, capital distributions are limited, as is asset growth and expansion, and plans for capital restoration are required. The minimum requirements are:

| | Capital to Risk-Weighted Assets | | Tier 1 Capital |
|---|---|---|---|
| | Total | Tier 1 | to Average Assets |
| Well capitalized | 10% | 6% | 5% |
| Adequately capitalized | 8% | 4% | 4% |
| Undercapitalized | 6% | 3% | 3% |

At year end, actual capital levels (in millions) and minimum required levels were:

| | Actual | | Minimum Required For Capital Adequacy Purposes | | Minimum Required To Be Well Capitalized Under Prompt Corrective Action Regulations | |
|---|---|---|---|---|---|---|
| 2001 | Amount | Ratio | Amount | Ratio | Amount | Ratio |
| Total capital (to risk-weighted assets) | | | | | | |
| Consolidated | $ 67.4 | 10.9% | $ 49.5 | 8.0% | $ 61.9 | 10.0% |
| State Bank | 35.3 | 9.7 | 29.2 | 8.0 | 36.5 | 10.0 |
| RFCBC | 25.7 | 10.2 | 20.0 | 8.0 | 25.1 | 10.0 |
| Tier 1 capital (to risk-weighted assets) | | | | | | |
| Consolidated | 59.6 | 9.6 | 24.7 | 4.0 | 37.2 | 6.0 |
| State Bank | 30.1 | 8.3 | 14.5 | 4.0 | 21.9 | 6.0 |
| RFCBC | 22.6 | 9.0 | 10.0 | 4.0 | 15.1 | 6.0 |
| Tier 1 capital (to averaged assets) | | | | | | |
| Consolidated | 59.6 | 8.1 | 29.5 | 4.0 | 36.9 | 5.0 |
| State Bank | 30.1 | 7.0 | 17.2 | 4.0 | 21.5 | 5.0 |
| RFCBC | 22.6 | 7.5 | 12.0 | 4.0 | 15.0 | 5.0 |
| 2000 | | | | | | |
| Total capital (to risk-weighted assets) | | | | | | |
| Consolidated | $ 66.3 | 11.6% | $ 45.7 | 8.0% | $ 57.2 | 10.0% |
| State Bank | 34.6 | 10.3 | 27.0 | 8.0 | 33.8 | 10.0 |
| Tier 1 capital (to risk-weighted assets) | | | | | | |
| Consolidated | 59.1 | 10.3 | 22.9 | 4.0 | 34.3 | 6.0 |
| State Bank | 24.9 | 7.4 | 13.5 | 4.0 | 20.3 | 6.0 |
| Tier 1 capital (to averaged assets) | | | | | | |
| Consolidated | 59.1 | 8.5 | 27.8 | 4.0 | 34.7 | 5.0 |
| State Bank | 24.9 | 6.1 | 16.5 | 4.0 | 20.6 | 5.0 |

The Corporation and RFCBC at year end 2001 were categorized as well capitalized while State Bank was adequately capitalized. The Corporation, State Bank and the three banks which were merged to create RFCBC in 2001 were categorized as well capitalized at year end 2000.

## 18 OTHER COMPREHENSIVE INCOME (LOSS)

Other comprehensive income (loss) components and related taxes were as follows:

| | Years ended December 31 | | |
|---|---|---|---|
| | 2001 | 2000 | 1999 |
| Net change in net unrealized appreciation (depreciation) on securities available for sale | | | |
| Net unrealized appreciation (depreciation) arising during the year | $ 1,085,643 | $ 2,740,727 | $ (2,636,840) |
| Reclassification adjustments for (gains) losses included in net income | (489,641) | 80,540 | 5,827 |
| Net change in net unrealized appreciation (depreciation) on securities available for sale | 596,002 | 2,821,267 | (2,631,013) |
| Tax expense (benefit) | 202,641 | 959,230 | (894,544) |
| Total other comprehensive income (loss) | $ 393,361 | $ 1,862,037 | $ (1,736,469) |

## 19 SEGMENT INFORMATION

The reportable segments are determined by the products and services offered, primarily distinguished between banking and data processing operations. Loans, investments, deposits and financial services provide the revenues in the banking segment and include the accounts of State Bank and RFCBC in 2001 and the accounts of State Bank, PBC, FNB and CSB in 2000 and 1999. Service fees provide the revenues in the data processing operation and include the accounts of RDSI. Other segments include the accounts of the holding company, Rurban Financial Corp., which provides management services to its subsidiaries and RFS, which provides trust and financial services to customers nationwide and Rurban Life, which provides insurance products to customers of the Corporation's subsidiary banks.

The accounting policies used are the same as those described in the summary of significant accounting policies. Segment performance is evaluated using net interest income, other revenue, operating expense and net income. Goodwill is allocated. Income taxes and indirect expenses are allocated on revenue. Transactions among segments are made at fair value. The holding company allocates certain expenses to other segments. Information reported internally for performance assessment follows.

19 SEGMENT INFORMATION -continued

**2001**

| | Banking |
|---|---|
| **Income statement information:** | |
| Net interest income (expense) | $ 25,674,656 |
| Other revenue – external customers | 5,088,701 |
| Other revenue – other segments | - |
| Net interest income and other revenue | 30,763,357 |
| Noninterest expense | 17,644,172 |
| Significant noncash items: | |
| Depreciation and amortization | 884,466 |
| Provision for loan losses | 8,733,000 |
| Income tax expense (benefit) | 1,318,714 |
| Segment profit (loss) | 3,067,471 |
| **Balance sheet information:** | |
| Total assets | 739,852,844 |
| Goodwill and intangibles | 179,339 |
| Premises and equipment expenditures, net | 594,743 |

[redacted]

| Data Processing | Other | Total Segments | Intersegment Elimination | Consolidated Totals |
|---|---|---|---|---|
| $ (126,933) | $ 193,482 | $ 25,741,205 | $ - | $ 25,741,205 |
| 6,125,970 | 2,946,942 | 14,161,613 | - | 14,161,613 |
| 1,564,758 | 3,851,576 | 5,416,334 | (5,416,334) | - |
| 7,563,795 | 6,992,000 | 45,319,152 | (5,416,334) | 39,902,818 |
| 6,001,048 | 9,789,408 | 33,434,628 | (5,416,334) | 28,018,294 |
| 988,703 | 198,837 | 2,072,006 | - | 2,072,006 |
| - | - | 8,733,000 | - | 8,733,000 |
| 531,334 | (951,482) | 898,566 | - | 898,566 |
| 1,031,413 | (1,845,926) | 2,252,958 | - | 2,252,958 |
| 5,683,449 | 9,753,342 | 755,289,635 | (9,080,542) | 746,209,093 |
| - | - | 179,339 | - | 179,339 |
| 2,142,649 | 118,741 | 2,856,133 | - | 2,856,133 |

19 SEGMENT INFORMATION -continued

**2000**

| | **Banking** | [redacted] |
|---|---|---|
| **Income statement information:** | | |
| Net interest income (expense) | $ 26,156,349 | |
| Other revenue – external customers | 3,061,748 | |
| Other revenue – other segments | - | |
| Net interest income and other revenue | 29,218,097 | |
| Noninterest expense | 16,372,598 | |
| Significant noncash items: | | |
| Depreciation and amortization | 959,416 | |
| Provision for loan losses | 2,100,000 | |
| Income tax expense (benefit) | 3,549,622 | |
| Segment profit (loss) | 7,195,877 | |
| **Balance sheet information:** | | |
| Total assets | 691,764,552 | |
| Goodwill and intangibles | 300,000 | |
| Premises and equipment expenditures, net | 555,021 | |

| Data Processing | Other | Total Segments | Intersegment Elimination | Consolidated Totals |
|---|---|---|---|---|
| $ (47,415) | $ 278,934 | $ 26,387,868 | $ - | $ 26,387,868 |
| 5,123,805 | 3,087,308 | 11,272,861 | - | 11,272,861 |
| 1,389,863 | 2,929,625 | 4,319,488 | (4,319,488) | - |
| 6,466,253 | 6,295,867 | 41,980,217 | (4,319,488) | 37,660,729 |
| 5,681,075 | 9,019,832 | 31,073,505 | (4,319,488) | 26,754,017 |
| 938,102 | 205,611 | 2,103,129 | - | 2,103,129 |
| - | - | 2,100,000 | - | 2,100,000 |
| 266,961 | (1,096,049) | 2,720,534 | - | 2,720,534 |
| 518,217 | (1,627,916) | 6,086,178 | - | 6,086,178 |
| 4,763,318 | 27,714,578 | 724,242,448 | (23,424,746) | 700,817,702 |
| - | - | 300,000 | - | 300,000 |
| 916,141 | 184,389 | 1,655,551 | - | 1,655,551 |

## 19 SEGMENT INFORMATION -continued

**1999**

| | Banking |
|---|---|
| **Income statement information:** | |
| Net interest income (expense) | $ 22,764,187 |
| Other revenue – external customers | 3,070,510 |
| Other revenue – other segments | - |
| Net interest income and other revenue | 25,834,697 |
| Noninterest expense | 15,403,697 |
| Significant noncash items: | |
| Depreciation and amortization | 774,668 |
| Provision for loan losses | 1,215,000 |
| Income tax expense (benefit) | 2,940,249 |
| Segment profit (loss) | 6,275,751 |
| **Balance sheet information:** | |
| Total assets | 621,665,973 |
| Goodwill and intangibles | 480,000 |
| Premises and equipment expenditures, net | 726,403 |

| Data Processing | Other | Total Segments | Intersegment Elimination | Consolidated Totals |
|---|---|---|---|---|
| $ (134,811) | $ 579,522 | $ 23,208,898 | $ - | $ 23,208,898 |
| 4,381,746 | 3,611,740 | 11,063,996 | - | 11,063,996 |
| 1,368,622 | 2,206,550 | 3,575,172 | (3,575,172) | - |
| 5,615,557 | 6,397,812 | 37,848,066 | (3,575,172) | 34,272,894 |
| 5,112,291 | 8,525,239 | 29,041,227 | (3,575,172) | 25,466,055 |
| 1,061,980 | 299,976 | 2,136,624 | - | 2,136,624 |
| - | - | 1,215,000 | - | 1,215,000 |
| 171,111 | (750,423) | 2,360,937 | - | 2,360,937 |
| 332,155 | (1,377,004) | 5,230,902 | - | 5,230,902 |
| 4,792,283 | 19,434,424 | 645,892,680 | (18,109,156) | 627,783,524 |
| - | 30,000 | 510,000 | - | 510,000 |
| 803,911 | 136,592 | 1,666,906 | - | 1,666,906 |

## 20 QUARTERLY FINANCIAL DATA (UNAUDITED)

| | Interest Income | Net Interest Income | Net Income (Loss) | Earnings per Share Basic | Earnings per Share Diluted |
|---|---|---|---|---|---|
| 2000 | | | | | |
| First quarter | $ 12,659,590 | $ 6,316,677 | $ 1,518,661 | $ .33 | $ .33 |
| Second quarter | 13,656,274 | 6,585,579 | 1,650,502 | .36 | .36 |
| Third quarter | 14,585,032 | 6,683,183 | 1,713,857 | .38 | .38 |
| Fourth quarter | 15,122,041 | 6,802,429 | 1,203,158 | .28 | .28 |
| Total | $ 56,022,937 | $ 26,387,868 | $ 6,086,178 | $ 1.35 | $ 1.35 |
| 2001 | | | | | |
| First quarter | $ 14,840,486 | $ 6,651,017 | $ 1,594,251 | $ .35 | $ .35 |
| Second quarter | 14,507,461 | 6,551,683 | 1,121,117 | .25 | .25 |
| Third quarter | 13,947,793 | 6,312,379 | 1,308,882 | .29 | .29 |
| Fourth quarter | 13,223,089 | 6,226,126 | (1,771,292) | (.39) | (.39) |
| Total | $ 56,518,829 | $ 25,741,205 | $ 2,252,958 | $ .50 | $ .50 |

During the fourth quarter of 2000 and second, third and fourth quarters of 2001, an additional provision for loan losses was recorded due to the levels of impaired loans and charge-offs.

## 21 SUBSEQUENT EVENT

On February 2, 2002, the Corporation announced that it had agreed to acquire certain assets and assume certain liabilities of the Oakwood Deposit Bank Company of Oakwood, Ohio from the FDIC following the Ohio Superintendent of Financial Institutions placing the Oakwood Deposit Bank Company in receivership and appointing the FDIC as receiver.

Under the terms of the Purchase and Assumption Agreement, the Corporation will acquire approximately $56 million in assets, primarily consisting of $7 million in cash and cash equivalents, $19 million in securities and $30 million in loans. The Corporation will also assume approximately $93 million in liabilities, primarily consisting of insured deposit accounts. The net premium paid for these assets, net of the liabilities assumed, was $2,026,000.

## MARKET FOR RURBAN FINANCIAL CORP. COMMON STOCK AND RELATED SHAREHOLDER MATTERS

The common stock of the Corporation is traded on the NASDAQ National Market, (symbol "RBNF") effective November 6, 2001. Prior to that date, the common shares of the Corporation were traded on the OTC Bulletin Board. The table below sets forth the high and low closing prices and the cash dividends declared with respect to the common shares of the Corporation for the indicated periods. The high and low closing prices reflect actual prices for purchases and sales of the Corporation's common shares as reported by NASDAQ and not inter-dealer prices. The per-share amounts have been restated for the 5% stock dividend declared in 2000 and 2001.

| | Per-Share Closing Prices | | Per-Share Dividends Declared |
|---|---|---|---|
| | High | Low | |
| **2000** | | | |
| First Quarter | $ 12.92 | $ 11.79 | $ .100 |
| Second Quarter | 12.69 | 11.56 | .100 |
| Third Quarter | 12.86 | 11.68 | .100 |
| Fourth Quarter | 12.38 | 11.33 | .114 |
| **2001** | | | |
| First Quarter | $ 12.38 | $ 11.07 | $ .114 |
| Second Quarter | 13.33 | 11.78 | .114 |
| Third Quarter | 14.75 | 12.85 | .114 |
| Fourth Quarter | 15.29 | 13.45 | .130 |

There can be no assurance as to the amount of dividends which will be declared with respect to the common shares of the Corporation in the future, since such dividends are subject to the discretion of the Corporation's Board of Directors, cash needs, general business conditions, dividends from the subsidiaries and applicable governmental regulations and policies.

The approximate number of holders of outstanding common shares of the Corporation, based upon the number of record holders as of March 31, 2002, is 1,479.

## FORM 10-K

The Corporation will provide without charge to each shareholder, upon written request to Rurban Financial Corp., P.O. Box 467, Defiance, OH 43512, Attention: Sandra Stockhorst, Investor Relations Department, a copy of the Corporation's Annual Report on Form 10-K, including the Financial Statements and Schedules thereto required to be filed with the Securities and Exchange Commission for the Corporation's most recent fiscal year.

## EARNINGS SUMMARY

Net earnings for the year were $2.3 million, or $.50 per diluted share, compared with the $6.1 and $5.2 million, or $1.35 and $1.16 per diluted share, reported for 2000 and 1999, respectively. Cash dividends declared per share increased to $.47 for 2001 compared to $.42 in 2000 and $.37 in 1999. Per-share data has been adjusted to reflect the 5% stock dividends paid in September 2001 and 2000.

## RESULTS OF OPERATIONS

In thousands except per-share data

| | Years ended December 31 | | | Years ended December 31 | | |
|---|---|---|---|---|---|---|
| | 2001 | 2000 | % Change | 2000 | 1999 | % Change |
| Total assets | $746,209 | $700,818 | +6% | $700,818 | $627,784 | +12% |
| Total loans (net) | 591,052 | 569,421 | +4% | 569,421 | 495,138 | +15% |
| Total deposits | 610,860 | 566,321 | +8% | 566,321 | 519,296 | +9% |
| Total revenues (net) | 39,903 | 37,661 | +6% | 37,661 | 34,273 | +10% |
| Net interest income | 25,741 | 26,388 | -3% | 26,388 | 23,209 | +14% |
| Noninterest income | 14,162 | 11,273 | +26% | 11,273 | 11,064 | +2% |
| Loan loss provision | 8,733 | 2,100 | +316% | 2,100 | 1,215 | +73% |
| Noninterest expense | 28,018 | 26,754 | +5% | 26,754 | 25,466 | +5% |
| Net income | 2,253 | 6,086 | -63% | 6,086 | 5,231 | +16% |
| Basic earnings per share | $ .50 | $1.35 | -63% | $1.35 | $1.16 | +16% |
| Diluted earnings per share | $ .50 | $1.35 | -63% | $1.35 | $1.16 | +16% |

## TOTAL REVENUES

In thousands

| | Years ended December 31 | | | Years ended December 31 | | |
|---|---|---|---|---|---|---|
| | 2001 | 2000 | % Change | 2000 | 1999 | % Change |
| Total revenues (net) | $ 39,903 | $37,661 | +6% | $37,661 | $34,273 | +10% |

Total revenues for 2001 totaled $39.9 million compared to $37.7 million for 2000, up $2.2 million, or 6%. Total revenues for 2000 increased $3.4 million, or 10%, over 1999.

## NET INTEREST INCOME

In thousands

| | Years ended December 31 | | | Years ended December 31 | | |
|---|---|---|---|---|---|---|
| | 2001 | 2000 | % Change | 2000 | 1999 | % Change |
| Net interest income | $25,741 | $26,388 | -3% | $26,388 | $23,209 | +14% |

Net interest income declined $647,000 from 2000 to $25.7 million in 2001 despite a 4% growth in the net loan portfolio. The decrease was a direct result of the effect on our asset sensitive balance sheet of 11 rate decreases which reduced the prime rate from 9.50% to 4.75%. The net interest margin for 2001 was 3.81% compared to 4.23% for the previous year. The unprecedented steep decline in the prime rate compressed the net interest margin as the decline in interest income on loans exceeded the pace of the decline in funding costs. The 42 basis point decline in the net interest margin was largely due to a 58 basis point decrease in the yield on earning assets from 8.92% to 8.34% which was not fully offset by a 25 basis point decrease in the Company's cost of funds.

Net interest income for 2000 was $26.4 million, an increase of $3.2 million, or 14%, over 1999. The increase was primarily due to an 18% increase in the average balance of net loans and a 66 basis point increase in the average yield on net loans. The increase in loan yield, partially offset by a 75 basis point increase in the average rate on interest bearing liabilities to 5.24% in 2000 from 4.49% in 1999, along with volume increases in interest earning assets and interest-bearing liabilities, combined to result in a decline of 6 basis points in the tax equivalent net interest margin to 4.23% in 2000 from 4.29% in 1999.

## NONINTEREST INCOME

In thousands

| | Years ended December 31 | | | Years ended December 31 | | |
|---|---|---|---|---|---|---|
| | 2001 | 2000 | % Change | 2000 | 1999 | % Change |
| Total noninterest income | $14,162 | $11,273 | +26% | $11,273 | $11,064 | +2% |
| - Data service fees | $ 6,126 | $ 5,124 | +20% | $ 5,124 | $ 4,382 | +17% |
| - Deposit service fees | $ 2,593 | $ 1,744 | +49% | $ 1,744 | $ 1,463 | +19% |
| - Gains on sale of loans | $ 889 | $ 387 | +130% | $ 387 | $ 1,147 | -66% |
| - Gains on sale of securities | $ 490 | $ (81) | N/A | $ (81) | $ (6) | -1,250% |

Noninterest income increased $2.9 million, or 26%, from 2000 to $14.2 million in 2001. The increase was primarily due to a $1.0 million increase in data service fees from the Company's bank data processing subsidiary, Rurbanc Data Services, Inc. ("RDSI"), an $849,000 increase in deposit service fees due to a new product introduction, and a $1.1 million increase in gains on sale of loans and securities. Growth in data processing fees and in deposit and servicing fees is expected to continue, while gains on sale of loans are expected to decline as refinancing slows. Significant gains on sale of securities are not anticipated in 2002.

Total noninterest income increased $.2 million to $11.3 million in 2000 from $11.1 million in 1999. This growth was driven by data service fees which increased $.7 million (17%) to $5.1 million in 2000 compared to $4.4 million in 1999. The primary reasons for this increase were increases in the number of customer accounts processed and in the level of sales of complementary data processing products. The increase in the number of accounts was a result of customer account growth at client banks. Deposit service fees increased $.3 million (19%) to $1.7 million. Gains on sale of loans decreased $.8 million to $.4 million in 2000 as compared to $1.1 million in 1999. This decrease was the result of lower volume of loan sales in 2000 compared to 1999.

RURBANC DATA SERVICES, INC. ("RDSI")

In thousands

| | Years ended December 31 | | | Years ended December 31 | | |
|---|---|---|---|---|---|---|
| | 2001 | 2000 | % Change | 2000 | 1999 | % Change |
| Data service fees | $6,126 | $5,124 | +20% | $5,124 | $4,382 | +17% |

RDSI provides data processing services for 53 community banks in Ohio, Michigan and Indiana. RDSI differentiates itself from its competition through the quality of its products and the excellence of its customer service. The applications utilized by RDSI are driven by world-class software used by over 3,600 banks nationwide. Customer service encompasses on-time delivery every morning and a discipline of responding to and resolving customer questions and issues within one hour in excess of 90% of the time. Finally, RDSI can provide turnkey solutions for its clients through its partnerships with vendors experienced in a full array of banking products.

RDSI's growth comes from both new and existing clients. In the past five years, the number of bank clients has more than doubled. Equally important is the growth of client banks, both in their number of customer accounts and in the breadth of services provided. Network services, internet banking and other technical services are a rapidly growing part of RDSI's revenue.

NONINTEREST EXPENSE

In thousands

| | Years ended December 31 | | | Years ended December 31 | | |
|---|---|---|---|---|---|---|
| | 2001 | 2000 | % Change | 2000 | 1999 | % Change |
| Total noninterest expense | $28,018 | $26,754 | +5% | $26,754 | $25,466 | +5% |
| - Salaries & employee benefits | $15,448 | $15,095 | +2% | $15,095 | $14,389 | +5% |
| - All other | $12,570 | $11,659 | +8% | $11,659 | $11,077 | +5% |

Noninterest expense for the year 2001 was $28.0 million, up 5% from $26.8 million in 2000. The noninterest expense increase was limited to 5% as incentive compensation declined by $750,000, resulting in an increase in compensation of less than 1%. Employee benefits increased $270,000 or 9% primarily due to a $224,000 or 28% increase in group insurance. Noninterest expense other than salaries and benefits increased $911,000 or 8%.

Total noninterest expense increased $1.3 million (5%) to $26.8 million in 2000, from $25.5 million in 1999, primarily due to the following factors. Salaries and employee benefits increased $.7 million (4.9%) to $15.1 million in 2000 compared to $14.4 million in 1999. This increase was due primarily to increases in ESOP contributions and other employee benefits, as compensation expense from annual merit increases was fully offset by the $.5 million reduction in salaries from the discontinuation of operations at RMC. Equipment rentals, depreciation and maintenance increased $.4 million primarily due to the upgrading of networking and computer equipment and application software licenses.

LOANS
In thousands

| | Period ended December 31 | | | | | | | |
|---|---|---|---|---|---|---|---|---|
| | 2001 | % of Total | 2000 | % of Total | % Inc/(Dec) | 1999 | % of Total | % Inc/(Dec) |
| Commercial | $388,673 | 65% | $362,928 | 63% | 7% | $326,564 | 65% | 11% |
| Residential | 106,689 | 18% | 107,718 | 19% | (1)% | 80,703 | 16% | 33% |
| Consumer | 105,264 | 17% | 106,342 | 18% | (1)% | 94,410 | 19% | 13% |
| Total loans | $600,626 | | $576,988 | | 4% | $501,677 | | 15% |

Commercial loan growth for the year was 7%, while residential and consumer loans declined 1%. At December 31, 2001, commercial, residential and consumer loans represented 65%, 18% and 17%, respectively, of total loans, compared to 63%, 19% and 18%, respectively, at December 31, 2000.

Commercial loans increased $36.3 million from $326.6 million at December 31, 1999 to $362.9 million at December 31, 2000. This increase occurred as the result of the Corporation's goal to increase small business loan relationships.

ASSET QUALITY
In millions

| | Period ended December 31 | | | | |
|---|---|---|---|---|---|
| | 2001 | 2000 | Change | 1999 | Change |
| Non-performing loans | $ 14.7 | $ 8.8 | $ 5.9 | $ 2.2 | $ 6.6 |
| Non-performing assets | $ 15.0 | $ 8.9 | $ 6.1 | $ 2.5 | $ 6.4 |
| Non-performing assets/loans plus OREO | 2.49% | 1.55% | .94% | .44% | 1.11% |
| Non-performing assets/total assets | 2.00% | 1.27% | .73% | .40% | .87% |
| Net charge-offs | $ 6.7 | $ 1.1 | $ 5.6 | $ .4 | $ .7 |
| Net charge-offs/total loans | 1.12% | .19% | 93% | .07% | .12% |
| Loan loss provision | $ 8.7 | $ 2.1 | $ 6.6 | $ 1.2 | $ .9 |
| Allowance | $ 9.2 | $ 7.2 | $ 2.0 | $ 6.2 | $ 1.0 |
| Allowance/loans | 1.54% | 1.25% | .29% | 1.23% | .02% |
| Allowance/non-performing loans | 63% | 82% | -19% | 280% | -198% |
| Allowance/non-performing assets | 62% | 81% | -19% | 248% | -167% |

Asset quality statistics reflect a significant increase in both non-performing assets and charge-offs during 2001 compared to 2000 and 2000 compared to 1999. Non-performing assets at December 31, 2001 were $15.0 million or 2.0% of total assets, versus $8.9 million or 1.3% at December 31, 2000. Annual net charge-offs for 2001 were $6.7 million or 1.12 % of total loans compared to $1.1 million or .19% for 2000. The ratio of the allowance for loan losses to non-performing loans was 63% at December 31, 2001 compared to 82% at December 31, 2000.

The increase in the loan loss provision from $2.1 million in 2000 to $8.7 million in 2001 was due to charge-offs primarily relating to severe weaknesses in several commercial loans. After these charge-offs, provisions were recorded to maintain the allowance for loan losses at a level reflective of the risk in the portfolio. Evaluation of portfolio risk considered the impact of current economic conditions on individual loans and on the overall loan portfolio, as well as current levels of delinquencies, non-performing loans and internal loan grades.

The provision for loan losses was $2.1 million in 2000 compared to $1.2 million in 1999 as the allowance for loan losses at December 31, 2000 was 1.25% of loans compared to 1.23% at December 31, 1999. The increase in the provision resulted from non-performing loans increasing to $8.8 million at December 31, 2000 from $2.2 million at December 31, 1999.

## LIQUIDITY

Liquidity relates primarily to the Corporation's ability to fund loan demand, meet deposit customers' withdrawal requirements and provide for operating expenses. Assets used to satisfy these needs consist of cash and due from banks, interest-earning deposits in other financial institutions, securities available for sale and loans held for sale. These assets are commonly referred to as liquid assets. Liquid assets were $130 million at December 31, 2001 compared to $109 million at December 31, 2000.

The Corporation's residential first mortgage portfolio of $106.7 million at December 31, 2001 and $107.7 million at December 31, 2000, which can and has been readily used to collateralize borrowings, is an additional source of liquidity. Management believes its current liquidity level is sufficient to meet anticipated future growth.

The cash flow statements for the periods presented provide an indication of the Corporation's sources and uses of cash as well as an indication of the ability of the Corporation to maintain an adequate level of liquidity. A discussion of the cash flow statements for 2001, 2000 and 1999 follows.

The Corporation experienced a net increase in cash from operating activities in 2001, 2000 and 1999. Net cash from operating activities was $8.4 million, $13.3 million and $14.6 million for the years ended December 31, 2001, 2000 and 1999, respectively.

Net cash flow from investing activities was $(47.7) million, $(75.7) million and $(107.9) million for the years ended December 31, 2001, 2000 and 1999, respectively. The changes in net cash from investing activities include loan growth, as well as normal maturities and reinvestments of securities and premises and equipment expenditures. In 2001, 2000 and 1999, the Corporation received $19.0 million, $9.1 million and $17.7 million, respectively, from sales of securities available for sale, while proceeds from repayments, maturities and calls of securities were $38.1 million, $8.8 million and $24.2 million in 2001, 2000 and 1999, respectively.

Net cash flow from financing activities was $46.2 million, $62.3 million, and $86.4 million for the years ended December 31, 2001, 2000 and 1999, respectively. The net cash increase was primarily attributable to growth in total deposits of $44.5 million, $47.0 million and $68.5 million in 2001, 2000 and 1999, respectively. Other significant changes in 2001, 2000 and 1999 included $2.1 million, $12.1 million and $11.1 million in net borrowings from the Federal Home Loan Bank. Additionally, in 1999 $7.0 million of funding was received under a line of credit, which was repaid in 2000 using funds provided by $9.7 million in net proceeds from the issuance of junior subordinated debentures.

## ASSET LIABILITY MANAGEMENT

Asset liability management involves developing and monitoring strategies to maintain sufficient liquidity, maximize net interest income and minimize the impact that significant fluctuations in market interest rates would have on earnings. The business of the Corporation and the composition of its balance sheet consists of investments in interest-earning assets (primarily loans, mortgage-backed securities and securities available for sale) which are primarily funded by interest-bearing liabilities (deposits and borrowings). With the exception of loans which are originated and held for sale, all of the financial instruments of the Corporation are for other than trading purposes. All of the Corporation's transactions are denominated in U.S. dollars with no specific foreign exchange exposure. In addition, the Corporation has limited exposure to commodity prices related to agricultural loans. The impact of changes in foreign exchange rates and commodity prices on interest rates are assumed to be insignificant. The Corporation's financial instruments have varying levels of sensitivity to changes in market interest rates resulting in market risk. Interest rate risk is the Corporation's primary market risk exposure; to a lesser extent, liquidity risk also impacts market risk exposure.

Interest rate risk is the exposure of a banking institution's financial condition to adverse movements in interest rates. Accepting this risk can be an important source of profitability and stockholder value; however, excessive levels of interest rate risk could pose a significant threat to the Corporation's earnings and capital base. Accordingly, effective risk management that maintains interest rate risks at prudent levels is essential to the Corporation's safety and soundness.

Evaluating a financial institution's exposure to changes in interest rates includes assessing both the adequacy of the management process used to control interest rate risk and the organization's quantitative level of exposure. When assessing the interest rate risk management process, the Corporation seeks to ensure that appropriate policies, procedures, management information systems and internal controls are in place to maintain interest rate risks at prudent levels of consistency and continuity. Evaluating the quantitative level of interest rate risk exposure requires the Corporation to assess the existing and potential future effects of changes in interest rates on its consolidated financial condition, including capital adequacy, earnings, liquidity and asset quality (when appropriate).

The Federal Reserve Board, together with the Office of the Comptroller of the Currency and the Federal Deposit Insurance Corporation, adopted a Joint Agency Policy Statement on interest rate risk effective June 26, 1996. The policy statement provides guidance to examiners and bankers on sound practices for managing interest rate risk, which will form the basis for ongoing evaluation of the adequacy of interest rate risk management at supervised institutions. The policy statement also outlines fundamental elements of sound management that have been identified in prior Federal Reserve guidance and discusses the importance of these elements in the context of managing interest rate risk. Specifically, the guidance emphasizes the need for active Board of Director and Senior Management oversight and a comprehensive risk management process that effectively identifies, measures and controls interest rate risk.

Financial institutions derive their income primarily from the excess of interest collected over interest paid. The rates of interest an institution earns on its assets and owes on its liabilities generally are established contractually for a period of time. Since market interest rates change over time, an institution is exposed to lower profit margins (or losses) if it cannot adapt to interest rate changes. For example, assume that an institution's assets carry intermediate or long-term fixed rates and that those assets are funded with short-term liabilities. If market interest rates rise by the time the short-term liabilities must be refinanced, the increase in the institution's interest expense on its liabilities may not be sufficiently offset if assets continue to earn at the long-term fixed rates. Accordingly, an institution's profits could decrease on existing assets because the institution will either have lower net interest income or, possibly, net interest expense. Similar risks exist when assets are subject to contractual interest rate ceilings, or rate sensitive assets are funded by longer term, fixed-rate liabilities in a declining rate environment.

Several ways an institution can manage interest rate risk include: 1) matching repricing periods for new assets and liabilities, for example, by shortening terms of new loans or investments, 2) selling existing assets or repaying certain liabilities, and 3) hedging existing assets, liabilities or anticipated transactions. An institution might also invest in more complex financial instruments intended to hedge or otherwise change interest rate risk. Interest rate swaps, futures contacts, options on futures contracts, and other such derivative financial instruments can be used for this purpose. Because these instruments are sensitive to interest rate changes, they require management's expertise to be effective. The Corporation has not purchased derivative financial instruments in the past and does not presently intend to purchase such instruments.

Quantitative Market Risk Disclosure. The following table provides information about the Corporation's financial instruments used for purposes other than trading that are sensitive to changes in interest rates as of December 31, 2001. It does not present when these items may actually reprice. For loans receivable, securities and liabilities with contractual maturities, the table presents principal cash flows and related weighted-average interest rates by contractual maturities as well as the Corporation's historical experience of the impact of interest rate fluctuations on the prepayment of loans and mortgage-backed securities. For core deposits (demand deposits, interest-bearing checking, savings and money market deposits) that have no contractual maturity, the table presents principal cash flows and, as applicable, related weighted-average interest rates based upon the Corporation's historical experience, management's judgment and statistical analysis, as applicable, concerning their most likely withdrawal behaviors. The current historical interest rates for core deposits have been assumed to apply for future periods in this table as the actual interest rates that will need to be paid to maintain these deposits are not currently known. Weighted-average variable rates are based upon contractual rates existing at the reporting date.

Principal/Notional Amount Maturing or Assumed to Withdraw in:
In thousands

| | 2002 | 2003 | 2004 | 2005 | 2006 | Thereafter | Total |
|---|---|---|---|---|---|---|---|
| **RATE-SENSITIVE ASSISTS:** | | | | | | | |
| Variable-rate loans | $133,048 | $ 32,487 | $ 17,816 | $ 9,620 | $ 9,726 | $ 19,253 | $221,950 |
| Average interest rate | 6.14% | 6.00% | 6.32% | 6.50% | 7.27% | 6.94% | 6.27% |
| Adjustable-rate loans | $ 42,052 | $ 32,046 | $ 24,235 | $ 18,376 | $ 13,562 | $ 40,478 | $170,749 |
| Average interest rate | 7.91% | 7.83% | 7.81% | 7.81% | 7.78% | 7.83% | 7.84% |
| Fixed-rate loans | $ 94,373 | $ 49,426 | $ 27,234 | $ 16,244 | $ 7,427 | $ 13,224 | $207,928 |
| Average interest rate | 8.17% | 7.68% | 7.99% | 7.79% | 7.25% | 8.32% | 7.98% |
| Total loans | $269,473 | $113,959 | $ 69,285 | $ 44,240 | $ 30,715 | $ 72,955 | $600,627 |
| Average interest rate | 7.13% | 7.24% | 7.50% | 7.52% | 7.49% | 7.68% | 7.31% |
| Fixed-rate investment securities | $ 24,813 | $ 16,304 | $ 17,618 | $ 3,250 | $ 1,732 | $ 30,659 | $ 94,376 |
| Average interest rate | 6.58% | 6.14% | 5.33% | 6.05% | 5.31% | 5.99% | 6.04% |
| Variable-rate investment securities | $ 10,000 | $ 0 | $ 0 | $ 0 | $ 0 | $ 0 | $ 10,000 |
| Average interest rate | 4.37% | 0.00% | 0.00% | 0.00% | 0.00% | 0.00% | 4.37% |
| Interest-earning deposits | $ 250 | $ 0 | $ 10 | $ 0 | $ 0 | $ 0 | $ 260 |
| Average interest rate | 3.00% | 0.00% | 5.43% | 0.00% | 0.00% | 0.00% | 3.09% |
| Total rate-sensitive assets | $304,536 | $130,263 | $ 86,913 | $ 47,490 | $ 32,447 | $103,614 | $705,263 |
| Average interest rate | 6.99% | 7.11% | 7.06% | 7.42% | 7.37% | 7.18% | 7.09% |
| **RATE-SENSITIVE LIABILITIES:** | | | | | | | |
| Demand - noninterest-bearing | $ 1,737 | $ 3,313 | $ 4,699 | $ 5,844 | $ 7,694 | $ 29,543 | $ 52,830 |
| Demand - interest-bearing | $ 1,959 | $ 3,449 | $ 4,893 | $ 6,085 | $ 8,012 | $ 31,828 | $ 56,226 |
| Average interest rate | .93% | .93% | .93% | .93% | .93% | .93% | .93% |
| Money market accounts | $ 77,414 | $ 14,776 | $ 158 | $ 146 | $ 136 | $ 1,723 | $ 94,353 |
| Average interest rate | 3.61% | 2.93% | 1.62% | 1.62% | 1.62% | 1.62% | 3.46% |
| Savings | $ 8,418 | $ 1,399 | $ 1,297 | $ 1,202 | $ 1,114 | $ 14,143 | $ 27,573 |
| Average interest rate | 1.04% | 1.04% | 1.04% | 1.04% | 1.04% | 1.04% | 1.04% |
| Certificates of deposit | $262,508 | $ 85,795 | $ 26,095 | $ 2,499 | $ 1,623 | $ 1,358 | $379,878 |
| Average interest rate | 4.92% | 5.35% | 4.95% | 6.62% | 5.16% | 5.04% | 5.04% |
| Fixed-rate FHLB advances | $ 4,925 | $ 12,350 | $ 5,000 | $ 0 | $ 0 | $ 30,500 | $ 52,775 |
| Average interest rate | 4.83% | 6.39% | 6.70% | 0.00% | 0.00% | 5.31% | 5.65% |
| Variable-rate FHLB advances | $ 0 | $ 1,500 | $ 0 | $ 0 | $ 0 | $ 0 | $ 1,500 |
| Average interest rate | 0.00% | 1.58% | 0.00% | 0.00% | 0.00% | 0.00% | 1.98% |
| Fixed-rate debentures | $ 0 | $ 0 | $ 0 | $ 0 | $ 0 | $ 9,706 | $ 9,706 |
| Average interest rate | 0.00% | 0.00% | 0.00% | 0.00% | 0.00% | 10.60% | 10.60% |
| Fed funds purchased | $ 14,850 | $ 0 | $ 0 | $ 0 | $ 0 | $ 0 | $ 14,850 |
| Average interest rate | 2.07% | 0.00% | 0.00% | 0.00% | 0.00% | 0.00% | 2.07% |
| Total rate-sensitive liabilities | $371,811 | $122,582 | $ 42,142 | $ 15,776 | $ 18,579 | $118,801 | $689,691 |
| Average interest rate | 4.40% | 4.80% | 4.01% | 1.50% | 0.92% | 2.62% | 3.98% |

Principal/Notional Amount Maturing or Assumed to Withdraw In:
In thousands

| Comparison of 2001 to 2000: Total rate-sensitive assets: | First Year | Years 2 – 5 | Thereafter | Total |
|---|---|---|---|---|
| At December 31, 2001 | $304,536 | $297,113 | $103,614 | $705,263 |
| At December 31, 2000 | 273,089 | 254,392 | 138,522 | 666,003 |
| Increase (decrease) | $ 31,447 | $ 42,721 | $(34,908) | $ 39,260 |
| Total rate-sensitive liabilities: | | | | |
| At December 31, 2001 | $371,811 | $199,079 | $118,801 | $689,691 |
| At December 31, 2000 | 345,651 | 187,793 | 107,938 | 641,382 |
| Increase (decrease) | $ 26,160 | $ 11,286 | $ 10,863 | $ 48,309 |

The above table reflects expected maturities, not expected repricing. The contractual maturities adjusted for anticipated prepayments and anticipated renewals at current interest rates, as shown in the preceding table, are only part of the Corporation's interest rate risk profile. Other important factors include the ratio of rate-sensitive assets to rate-sensitive liabilities (which takes into consideration loan repricing frequency but not when deposits may be repriced) and the general level and direction of market interest rates. For core deposits, the repricing frequency is assumed to be longer than when such deposits actually reprice. For some rate-sensitive liabilities, their repricing frequency is the same as their contractual maturity. For variable-rate loans receivable, repricing frequency can be daily or monthly and for adjustable-rate loans receivable, repricing can be as frequent as annually for loans whose contractual maturities range from one to 30 years. While increasingly aggressive local market competition in lending rates has pushed loan rates lower, the Corporation's increased reliance on non-core funding sources has restricted the Corporation's ability to reduce funding rates in concert with declines in lending rates. Therefore, tax equivalent net interest income as a percentage of average interest earning assets declined from 4.29% in 1999 and 4.23% in 2000 to 3.81% in 2001.

The Corporation manages its interest rate risk by the employment of strategies to assure that desired levels of both interest-earning assets and interest-bearing liabilities mature or reprice with similar time frames. Such strategies include: 1) loans receivable which are renewed (and repriced) annually, 2) variable-rate loans, 3) certificates of deposit with terms from one month to six years, 4) securities available for sale which mature at various times, primarily from one through ten years, 5) federal funds borrowings with terms of one day to 90 days and 6) Federal Home Loan Bank borrowings with terms of one day to ten years.

## CAPITAL RESOURCES

Stockholders' equity at December 31, 2001 increased to $50.8 million or 7.03% of average total assets as compared to $50.1 million or 7.53% of average total assets at December 31, 2000. The Company and RFCBC exceed all "well-capitalized" regulatory capital benchmarks while State Bank exceeds the Tier 1 capital to risk-weighted assets and Tier 1 capital to average assets "well-capitalized" regulatory capital benchmarks and exceeds the Total Capital to risk-weighted assets "adequately capitalized" regulatory capital benchmark. Banking regulatory authorities periodically perform examinations of the Corporation's subsidiary banks and, as an integral part of the examination process, periodically review the allowance for loan losses. Such authorities may require additions to the allowance for loan losses based upon their judgement of the information available to them at the time of their examination. Such authorities may also require other adjustments or place various restrictions on the activities of the Corporation's subsidiary banks.

Total regulatory (risk-based) capital was $67.4 million at December 31, 2001 and $66.3 million at December 31, 2000. The excess of total regulatory capital over total shareholder equity is primarily due to the $10.0 million of junior subordinated debentures (trust preferred securities) which qualify as Tier 1 capital, and the allowance for loan losses which qualifies as Tier 2 capital subject to certain restrictions.

PLANNED PURCHASES OF PREMISES AND EQUIPMENT Management plans to purchase additional premises and equipment to meet the current and future needs of the Corporation's customers. These purchases, including buildings, improvements, furniture and equipment (which includes computer hardware, software, office furniture and license agreements), are currently expected to total approximately $6 million over the next year.

IMPACT OF INFLATION AND CHANGING PRICES The majority of assets and liabilities of the Corporation are monetary in nature and therefore the Corporation differs greatly from most commercial and industrial companies that have significant investments in fixed assets or inventories. However, inflation does have an important impact on the growth of total assets in the banking industry and the resulting need to increase equity capital at higher than normal rates in order to maintain an appropriate equity to assets ratio. Inflation significantly affects noninterest expense, which tends to rise during periods of general inflation.

Management believes the most significant impact on financial results is the Corporation's ability to react to changes in interest rates. Management seeks to maintain an essentially balanced position between interest sensitive assets and liabilities and actively manages the amount of securities available for sale in order to protect against the effects of wide interest rate fluctuations on net income and shareholders' equity.

FORWARD-LOOKING STATEMENTS When used in this filing and in future filings by the Corporation with the Securities and Exchange Commission, in the Corporation's press releases or other public or shareholder communications, or in oral statements made with the approval of an authorized executive officer, the words or phrases, "anticipate," "would be," "will allow," "intends to," "will likely result," "are expected to," "will continue," "is anticipated," "estimated," "project," or similar expressions are intended to identify, "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. Such statements are subject to risks and uncertainties, including but not limited to changes in economic conditions in the Corporation's market area, changes in policies by regulatory agencies, fluctuations in interest rates, demand for loans in the Corporation's market area, and competition, all or some of which could cause actual results to differ materially from historical earnings and those presently anticipated or projected.

The Corporation wishes to caution readers not to place undue reliance on any such forward-looking statements, which speak only as of the date made, and advises readers that various factors, including regional and national economic conditions, substantial changes in levels of market interest rates, credit and other risks of lending and investing activities, and competitive and regulatory factors, could affect the Corporation's financial performance and could cause the Corporation's actual results for future periods to differ materially from those anticipated or projected.

The Corporation does not undertake, and specifically disclaims any obligation, to update any forward-looking statements to reflect occurrences or unanticipated events or circumstances after the date of such statements.

## Stock Listing
Rurban Financial Corp.'s common stock is traded on the NASDAQ National Market under the symbol RBNF.

## Stock Transfer Agent
Registrar and Transfer Company
10 Commerce Drive
Cranford, NJ 07016-3572
(800) 368-5948

## Corporate Address
Rurban Financial Corp.
401 Clinton Street
Defiance, OH 43512
www.rurbanfinancial.net

## Market Makers
The following firms make a market in Rurban Financial Corp. stock:
- McDonald & Company Securities, Inc.
(800) 321-1452
- Sweney Cartwright & Co.
(800) 334-7481
- Friedman Billings Ramsey
- (800) 846-5050

## Independent Auditors
Crowe, Chizek and Company LLP
South Bend, IN

## Investor Relations
Sandra L. Stockhorst
P.O. Box 467
Defiance, OH 43512
(419) 784-4023
rfcinv@rurban.net

## Form 10-K
The Annual Report on Form 10-K, as required to be filed with the Securities and Exchange Commission, will be made available to interested shareholders via www.nasdaq.com.

## Annual Meeting
The Annual Meeting of Rurban Financial Corp. will be held at 10:00 a.m. on Thursday, May 30, 2002 at the Kettenring Country Club, 211 Carpenter Road, Defiance, OH 43512.

## Subsidiaries and Operating Divisions
The State Bank and Trust Company
Reliance Financial Services, N.A.
The Peoples Banking Company
The First Bank of Ottawa
The Citizens Savings Bank Company
Rurbanc Data Services, Inc. (RDSI)

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## RBNF E-Mail Alert Service
You can receive our news releases by e-mail. This service is available free of charge through our website. Simply go to
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Rurban Financial Corp.

401 Clinton Street P.O. Box 467

Defiance, Ohio 43512

www.rurbanfinancial.net